
07080516


G&K SERVICES


GROWTH
INNOVATION

2007 Annual Report

Table of Contents

Company Profile

G&K Services is a North American market leader in branded identity apparel programs and facility services. G&K has been helping customers create a lasting impression by enhancing image and safety in the workplace for more than 100 years.

Pursuit of Our Strategic Vision

2002

Celebrates 100-Year Anniversary

2003

Hires Richard Marcantonio as President and COO

Surpasses $700 million in revenue

2004

Promotes Richard Marcantonio to President and CEO

Announces New Strategic Vision

G&K Services at a Glance



TEAM
WEA







G&K APPAREL RENTAL SOLUTIONS

Our rented or leased branded identity apparel programs include uniforms, corporate casual wear, and executive apparel, innovatively customized to the unique image, safety and security needs of our customers.

G&K FIRST STEP® FACILITY SOLUTIONS

Our comprehensive selection of facility service products like mats, mops, toweling products and a full suite of restroom supplies help enhance our customers' image and safety, by increasing cleanliness and hygiene in the workplace, thereby creating a positive and lasting impression.

LION UNIFORM GROUP SOLUTIONS

Our Lion Uniform Group strategically partners with customers to build their brand and image through direct sale uniform programs. Lion focuses on very specific, targeted markets, offering customers industry-leading capabilities in design, sourcing and program management for unique brand, identity and image solutions.


OUR
VISION

G&K Services will be the market leader in *enhancing image and safety* in the workplace through innovation.

2005

»»

Acquires Lion Uniform Group

Launches First Segmented Marketing Program—ProSura™

2006

»»

Names Richard Marcantonio Chairman and CEO

Achieves Record New Account and Route Sales

Introduces ProSura™ Retail

2007

»»

Launches ProTect™

Implements Handheld System

Introduces BioSmart™ Textile Technology from Milliken

Initiates $100 Million Share Repurchase Program

Announces Strategic Agreement with Dockers San Francisco



G&K TEAMWEAR™ SOLUTIONS

G&K TeamWear™ offers our rental customers a line of professional, personalized, custom-embroidered logo apparel and other products to enhance their brand and image needs.

G&K CLEANROOM SOLUTIONS

Our fully-integrated, world-class cleanroom garments and process control services help customers meet their most exacting standards of cleanliness. G&K's state-of-the-art copy exact facilities and unique expertise serve numerous customers in the micro-electronic, pharmaceutical, biotechnology, defense and automotive industries.

G&K PROSURA™ AND PROSURA™ RETAIL FOOD SAFETY SOLUTIONS

Our ProSura™ and ProSura™ Retail Food Safety Solutions programs offer customers in the food processing, grocery and casual dining industries unique products and services developed to mitigate cross-contamination within the food environment. This program includes a patent pending closed-loop process specifically designed around our customers' stringent control requirements to help enhance the safety and consistency of their people and products.

G&K PROTECT™ SAFETY SOLUTIONS

Our ProTect™ Safety Solutions program offers customers a wide range of specialty-developed protective solutions, including a proprietary line of flame-resistant apparel that can help provide flash fire and arc flash protection. These solutions help customers in the industrial, energy, chemical, utility, and mining industries protect their business and people by keeping employees safe, comfortable, and productive in potentially dangerous work sites.



TO OUR SHAREHOLDERS

G&K Services continues to execute the strategic plan we initiated three years ago.

ANOTHER YEAR OF RECORD REVENUE AND NET INCOME

I am very pleased to report record results for fiscal 2007. Revenue totaled $929.5 million, marking our 38th consecutive year of revenue growth since becoming a public company. Net income also reached a record $43.2 million. As expected, record net income was driven by increasing operating margins. This margin expansion resulted from revenue growth and productivity improvements we generated from the continued execution of our strategic plan.

As we move forward, it's important to understand how the execution of our strategic plan continues to enhance our market position, improve our performance and deliver increasing shareholder value.

EXECUTING OUR STRATEGIC PLAN

As planned, fiscal 2007 was a year marked with a number of significant investments. During the year, we continued to invest in our sales organization, introduce new segmented marketing programs and implement technology initiatives. These investments are key components of our long-term strategic plan and continue to demonstrate our commitment to driving even greater success.

As you review our performance, it's important to recognize the progress we've made in executing against our strategic plan. This past year marks the third year of executing our plan, which is a multi-year plan comprised of a sequence of several strategic steps. I am pleased that fiscal 2007 was another successful step toward achieving our vision.

Looking back over the past three years, we've accomplished a great deal. We accelerated our revenue and earnings growth, enhanced our capabilities and strengthened our competitive advantage. Specifically, we have:

- improved our rental organic growth rate;
- tripled our direct sale business;
- expanded our market presence within the top 100 North American markets;
- completed nine acquisitions;
- introduced segmented marketing solutions;
- implemented numerous information technology initiatives; and
- strengthened our leadership team.

As evidenced by our success, the initial stages of our strategic plan have created significant momentum in our business. In fact, our Board of Directors recently approved the next phase of our long-term strategic plan.

DRIVING INNOVATION IS ADVANCING OUR VISION

We continue to focus on innovation to advance our strategic vision. This vision has changed the way we operate, the way we see the market and the way we service our customers. Introducing innovative thinking and unique customer-driven solutions to our marketplace has positioned G&K to address our customers' most critical image and safety needs. By solving these unique customer needs, we expand our current market and create new opportunities.

REVENUES (dollars in millions)


706
733
789
881
930
2003
2004
2005
2006
2007

EARNINGS PER DILUTED SHARE (in dollars)


1.54
1.61
1.78
1.97
2.02
2003
2004
2005
2006
2007







During fiscal 2007, we announced several new and exciting innovations. For example, we:

- launched our ProTect™ safety solution program, a proprietary line of flame-resistant work apparel, increasing our revenue growth in that segment;
- completed the installation of handheld technology across our entire route organization; a major accomplishment, improving customer satisfaction and enhancing productivity;
- introduced BioSmart™ textile technology from Milliken, a new patent pending and exclusive product solution for the food industry that continuously kills bacteria and viruses; and
- announced a strategic agreement with Dockers® San Francisco; the first agreement of its kind in our industry, providing G&K exclusive access to the Dockers® brand to better meet the total image needs of our customers and capture an increasing share of the direct sale market.

These innovative initiatives are significant accomplishments for G&K. This success is a testament of how we are thinking differently about our marketplace and positioning the company for new avenues of growth. We will continue to demonstrate leadership by driving innovative products and services and leveraging brand recognition. Innovation helps address unique customer needs and strong brands provide quality assurance and differentiation. These key components of our strategy enhance our competitive advantage.

Clearly, our vision is transforming G&K.

OUR PEOPLE ARE WINNING

Importantly, our vision and the execution of our strategic plan are putting our people in position to drive success. We've worked diligently to strengthen our team and enhance our capabilities. The result—increased levels of customer satisfaction, expanded market presence, strengthened organizational tools and resources, new customer relationships and a team that is energized by the momentum we've generated. Our people are winning. During just the last year, we:

- initiated and expanded relationships with a number of key national account customers in our rental and direct sale business, enhancing our overall growth;
- received our third consecutive "Best 50 Employers" award in Canada, demonstrating G&K as a positive and rewarding place to work;
- redesigned our retirement benefits, providing our people with a more competitive and attractive retirement plan, while improving our overall cost structure;
- expanded our leadership team by welcoming Doug Milroy, President of Direct Purchase and Business Development, which strengthens our ability to drive innovation and capture an increasing share of the direct sale market;
- completed three acquisitions—expanding our market presence, leveraging our existing operations and enhancing our ability to serve large national accounts; and
- initiated a share repurchase program, increasing shareholder returns.

G&K is a great place to be. As a company, it's important to know we are committed to our customers and the communities we serve. G&K is almost 10,000 employees strong, and I thank each and every one of them for a year of solid results and significant accomplishments. Every day, it's our people that deliver outstanding service and increasing value to our customers—driving our continued success.

OUR FUTURE REMAINS BRIGHT

Today, G&K is close to exceeding $1 billion in annual revenue. While this will mark a significant milestone for the company, we continue to set our sights for even greater success. It's extremely important to know that our vision is clear. G&K will be the market leader in enhancing image and safety in the workplace through innovation. This vision remains constant and serves as our guiding principle.

We look forward to a successful fiscal 2008.

Sincerely,

Richard Marcantonio

Richard L. Marcantonio
Chairman of the Board and Chief Executive Officer


FINANCIAL
HIGHLIGHTS

Fiscal 2007 marks our 38th year of consecutive revenue growth, a record level of net income and strong cash flow.

REVENUES (dollars in millions)


706
733
789
881
930
2003
2004
2005
2006
2007

NET INCOME (dollars in millions)


32
34
38
42
43
2003
2004
2005
2006
2007

DEBT AS A PERCENTAGE OF CAPITALIZATION (percent)


39.6
32.7
33.1
28.1
26.6
2003
2004
2005
2006
2007

STOCKHOLDERS' EQUITY (dollars in millions)


384
429
480
547
592
2003
2004
2005
2006
2007

CASH FLOW FROM OPERATIONS (dollars in millions)


97
96
64
70
80
2003
2004
2005
2006
2007

EBITDA[1] (dollars in millions)


104
106
114
118
125
2003
2004
2005
2006
2007

(1) Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as net income plus interest, taxes, depreciation and amortization.

Eleven-Year Summary

G&K SERVICES, INC. AND SUBSIDIARIES

	2007	2006	2005	2004[1]	2003	2002	2001	2000[1]	1999	1998	1997
PER SHARE (DILUTED)											
Revenues	**$ 43.39**	$ 41.45	$ 36.86	$ 35.09	$ 34.10	$ 32.80	$ 32.09	$ 30.55	$ 27.56	$ 26.55	$ 18.61
Assets	**46.29**	44.75	42.20	38.41	37.64	33.00	30.31	29.04	26.40	26.00	15.27
Equity	**27.63**	25.76	22.42	20.55	18.55	16.58	14.79	13.26	11.43	9.60	8.18
Earnings	**2.02**	1.97	1.78	1.61	1.54	1.75	1.56	1.74	1.76	1.56	1.42
Dividends	**0.16**	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07
Price: High	**40.06**	43.10	45.25	40.96	37.00	41.60	30.25	54.00	56.25	47.31	37.75
Low	**31.12**	34.17	35.97	28.26	21.57	21.86	17.00	14.75	39.75	33.00	23.50
INCOME DATA (000s)											
Revenues	**$929,542**	$880,843	$788,775	$733,447	$705,588	$677,591	$656,381	$625,855	$565,245	$543,091	$380,102
Operating Income	**79,362**	74,863	72,666	66,221	65,970	73,456	70,483	76,140	76,821	74,451	54,745
Interest Expense	**(13,901)**	(13,226)	(11,338)	(11,966)	(13,691)	(13,609)	(17,239)	(16,702)	(17,213)	(21,848)	(6,846)
Pretax Income	**65,461**	61,637	61,328	54,255	52,279	59,847	53,244	59,438	59,608	52,603	47,899
Income Taxes	**22,271**	19,786	23,149	20,617	20,433	23,708	21,405	23,864	23,573	20,635	18,897
Net Income	**43,190**	41,851	38,179	33,638	31,846	36,139	31,839	35,574	36,035	31,968	29,002
Average Diluted Shares Outstanding	**21,424**	21,253	21,400	20,900	20,691	20,660	20,457	20,487	20,509	20,454	20,426
BALANCE SHEET (000s)											
Current Assets	**$276,727**	$271,237	$236,511	$207,367	$192,044	$185,810	$188,671	$176,302	$162,806	$153,413	$113,128
Net Fixed Assets	**255,996**	249,001	243,307	240,609	250,757	230,530	225,965	216,434	198,435	187,685	149,721
Total Assets	**991,814**	951,092	903,169	802,747	778,806	681,699	619,963	594,952	541,432	531,842	311,965
Current Liabilities	**163,244**	129,021	132,686	119,594	95,526	73,568	127,772	115,938	78,386	66,769	69,236
Long-Term Debt	**149,005**	195,355	210,462	184,305	236,731	214,977	148,951	167,345	193,952	234,843	54,284
Stockholders' Equity	**591,988**	547,388	479,750	429,462	383,720	342,503	302,585	271,674	234,442	196,333	167,146
CASH FLOW DATA (000s)											
Cash from Operations	**$ 80,389**	$ 69,521	$ 63,534	$ 96,267	$ 96,913	$ 79,679	$ 84,930	$ 83,314	$ 59,381	$ 74,452	$ 44,092
Property, Plant and Equipment Additions, Net	**(31,515)**	(31,968)	(19,408)	(17,349)	(31,403)	(29,156)	(34,115)	(43,699)	(37,974)	(37,398)	(35,536)
RATIO ANALYSIS (%)											
Operating Margin	**8.5%**	8.5%	9.2%	9.0%	9.3%	10.8%	10.7%	12.2%	13.6%	13.7%	14.4%
Pretax Margin	**7.0%**	7.0%	7.8%	7.4%	7.4%	8.8%	8.1%	9.5%	10.5%	9.7%	12.6%
Effective Tax Rate	**34.0%**	32.1%	37.7%	38.0%	39.1%	39.6%	40.2%	40.1%	39.5%	39.2%	39.5%
Net Margin	**4.6%**	4.8%	4.8%	4.6%	4.5%	5.3%	4.9%	5.7%	6.4%	5.9%	7.6%
Return on Assets[2]	**4.5%**	4.6%	4.8%	4.3%	4.7%	5.8%	5.4%	6.6%	6.8%	10.2%	10.3%
Return on Average Equity	**7.6%**	8.1%	8.4%	8.3%	8.8%	11.2%	11.1%	14.1%	16.7%	17.6%	18.9%

(1) The Company utilizes a 52–53 week fiscal year ending on the Saturday nearest June 30. Fiscal 2004 and 2000 results are based on 53 weeks, whereas the remaining years shown reflect 52 weeks.
(2) Based on beginning amounts.

EXECUTING »» OUR STRATEGY

Driving Innovation and Competitive Advantage



Innovative Apparel Programs Enhance Customer Image

Customer-facing service businesses continue to thrive and present growing market opportunity.

Every day, across almost every industry you can imagine, G&K is helping customers to build, strengthen and enhance their image. After all, business reputation and credibility depends on establishing a positive and lasting impression. By partnering with our customers and providing unique apparel solutions, G&K helps create brand recognition, customer loyalty and increase employee identity. The result—enhanced image in the workplace.

Over the past three years, we have continued to expand our capabilities to better serve our customers. Whether a customer is a local business or large national enterprise, G&K has the design, sourcing, distribution and program management capabilities to exceed our customers' image needs. Just recently, we announced a strategic agreement with Dockers® San Francisco, thereby further enhancing our comprehensive offerings. Today, G&K is stronger than ever.



More than ever, companies of all sizes assess how "business casual" can impact their image. Our relationship with Dockers® San Francisco is an innovative solution that enhances image in the workplace, offering our customers a broad range of stylish clothing and accessories, head to toe, for both men and women.

ACHIEVING OUR VISION
Enhancing Image and Safety



Innovative Safety Solutions Increase Customer Safety

Safety issues remain highly important and provide opportunity to expand the market.

For example, utilizing advanced technology, proprietary processes and exclusive agreements, G&K continues to drive unique value-added solutions to address food customers' most critical concern—mitigating cross-contamination in the food environment. Our patent pending closed-loop ProSura™ Food Safety Solutions programs are specifically designed to meet our customers' most stringent anti-contamination requirements. The result—increased safety in the workplace.

In addition, we recently introduced BioSmart™ textile technology by Milliken, a new revolutionary line of garments and towels for the food industry. This unique technology binds chlorine molecules to fabric, resulting in an antimicrobial product that is proven by independent labs to kill bacteria and viruses throughout the workday, further reducing the risk of cross-contamination.



BioSmart™ is a great example of a unique innovation that solves distinct customer needs, further enhances our Food Safety programs and continues to differentiate G&K from the competition.



Seated, left to right:
R. Marcantonio, W. Fortun, M. Allen

Standing, left to right:
L. Pippin, P. Baszucki, A. Richter, J.P. Doyle, J. Bronson, E. Mrozek

Audit Committee
Michael G. Allen
Ernest J. Mrozek
Alice M. Richter*

Compensation Committee
John S. Bronson
J. Patrick Doyle
Wayne M. Fortun*

Corporate Governance Committee
Paul Baszucki
John S. Bronson
M. Lenny Pippin*+

*Committee Chairperson
+Presiding Director

Richard L. Marcantonio
Chairman of the Board and
Chief Executive Officer

Michael G. Allen
Founder, Chairman
Michael Allen Company

Paul Baszucki
Retired, Chairman of the Board
Norstan, Inc.

John S. Bronson
Former Senior Vice President,
Human Resources
Williams-Sonoma, Inc.

J. Patrick Doyle
President, Domino's U.S.A.
Domino's Pizza, Inc.

Wayne M. Fortun
President and Chief Executive Officer
Hutchinson Technology, Inc.

Ernest J. Mrozek
Vice Chairman
The ServiceMaster Company

M. Lenny Pippin
President and Chief Executive Officer
Schwan Food Company

Alice M. Richter
Retired, Partner
KPMG LLP


GROWTH THROUGH INNOVATION 2007

2007 Form 10-K

Table of Contents For the fiscal year ended June 30, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended June 30, 2007

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Commission file number 0-4063

G&K SERVICES, INC.

(Exact name of registrant as specified in its charter)

MINNESOTA	41-0449530
(State of incorporation)	(I.R.S. Employer Identification No.)

5995 OPUS PARKWAY
MINNETONKA, MINNESOTA 55343

(Address of principal executive offices)
Registrant's telephone number, including area code (952) 912-5500
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Class A Common Stock (par value $0.50 per share)	The NASDAQ Stock Market LLC.

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(b) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one): Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock of registrant held by non-affiliates of the registrant on December 30, 2006 (the last business day of the registrant's most recently completed second fiscal quarter), computed by reference to the closing sale price of such shares on such date, and was approximately $836,237,592.
On August 20, 2007, there were outstanding 21,292,741 shares of the registrant's Class A Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the registrant's definitive proxy statement relating to the annual meeting of shareholders to be held in November 2007, which definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Part One

Item 1. Business

G&K Services, Inc., founded in 1902 and currently headquartered in Minnetonka, Minnesota, is a market leader in providing branded identity apparel and facility services programs that enhance image and safety in the workplace. We serve a wide variety of North American industries including automotive, warehousing, distribution, transportation, energy, manufacturing, food processing, pharmaceutical, semi-conductor, retail, restaurants and hospitality, and many others providing them with rented uniforms and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. We also sell uniforms and other apparel items to customers in our direct sale programs. The existing North American rental market is approximately $7.0 billion, while the existing portion of the direct sale market targeted by us is approximately $5.0 billion.

Through internal growth and acquisitions, we have steadily expanded our operations into additional geographic markets. We operate over 160 locations in North America. These locations service customers in 88 of the top 100 metropolitan markets (MSAs) in the United States and Canada, including all of the top 30 MSAs.

We target our marketing efforts towards customers and industries in geographic locations that are expanding and are in need of a corporate image, safety or facility services program. Our marketing efforts focus on providing innovative segmented solutions that feature proprietary products and processes to meet stringent customer needs. Further, we are dedicated to providing our high levels of product quality, consistent customer-centric service through multiple sales channels and best in class program management abilities. Management believes that both existing and potential customers large and small are willing to pay a premium price to a service provider that can consistently support their image and safety needs in a superior manner.

Customers, Products and Services

We serve over 160,000 customers, from Fortune 100 companies to fast-growing small and midsize firms. No single customer represents more than 1.5% of our total revenues. We serve customers in virtually all industries including automotive, warehousing, distribution, transportation, energy, manufacturing, food processing, pharmaceutical, semi-conductor, retail, restaurants, hospitality, and many others. We believe that over one million people wear our uniforms every work day.

Our full-service business apparel and facility services programs provide rental-lease or purchase options to meet varied customer needs including heavy-industrial, light-manufacturing, service businesses, corporate casual and executive apparel markets. In addition, we offer cleanroom garments and process control services to meet the needs of high-technology customers.

We believe that customers use branded identity apparel programs to meet a variety of critical business needs that enhance image and safety in the workplace, including:

- Company safety and security—uniforms help identify employees working for a particular company or department.
- Brand awareness—uniforms promote a company's brand identity and employees serve as "walking billboards."
- Image—uniforms help companies project a professional image through their employees and frame the perception of credibility, knowledge, trust and a commitment to quality to their customers. Uniformed employees are perceived as trained, competent and dependable.
- Employee retention—uniforms enhance worker morale and help build a teamwork attitude in addition to being a tangible employee benefit.
- Worker protection—uniforms help protect workers from difficult environments such as heavy soils, heat, flame or chemicals.
- Product protection—uniforms and facility services help protect products against sources of contamination in the food, pharmaceutical, electronics and health care industries.

We provide our apparel-rental customers with a full range of services and solutions. A consultative approach is used to advise and assist our customers in creating specialized solutions including determining garment application, setting service and distribution requirements and choosing the appropriate fabrics, styles and colors to meet their branding, identity and safety needs. We can quickly source and access new and used garments to provide rapid response as customer needs change due to increases, decreases or turnover in their work force. Professional cleaning, finishing, repair, embellishment and replacement of uniforms in use is a normal part of the rental service. Soiled uniforms are picked up at the customer's location and returned clean and in good condition on a weekly cycle with all merchandise subject to a rigorous seven point inspection program.

Uniform rental programs can provide significant customer advantages over ownership. Renting eliminates investment in uniforms; offers flexibility in styles, colors and quantities as customer requirements change; assures consistent professional cleaning, finishing, repair and replacement of items in use; and provides freedom from the operating and maintenance expense, environmental exposure and management time necessary to administer a uniform program or operate an in house laundry.

Our facility services programs provide a wide range of dust control, maintenance, hand care and hygiene products and services. They include several floor mat offerings (traction control, logo, message, scraper and anti-fatigue), dust and wet mops, wiping towels, fender covers, selected linen items and several restroom hygiene products. These products support customers' efforts in maintaining a clean, safe and attractive environment within their facilities for their employees and customers.

We also offer direct sale and custom-embroidered logo apparel programs to meet customer branded identity needs. The direct sale programs can be used for departments and/or customers that require highly customized and branded apparel or for workers who don't start at the same location each day and need uniform apparel they can care for themselves. It can be a more economical approach for high turnover positions and can be used for employee rewards and recognition, trade shows or events or customer and vendor appreciation programs.

We also offer comprehensive direct sale uniform programs to large national account customers through our Lion Uniform Group (Lion). Lion serves many different industries and specializes in serving the security, transportation, airline and convenience store/retail industries. They handle all aspects of the uniform program including design, sourcing, inventory management, distribution, embellishment, information reporting, customer service and program management.

Acquisitions

Our industry is consolidating from many family owned and small local providers to several large providers. We are participating in this industry consolidation. Our rental acquisition strategy is focused on acquisitions that expand our geographic presence and/or expand our local market share and to further leverage our existing plants.

We made several small acquisitions in each of the past three fiscal years. The pro forma effects of these acquisitions, had they been acquired at the beginning of each fiscal year, were not material, either individually or in the aggregate. The total purchase consideration, including related acquisition costs of these transactions, were $46.9 million, $11.5 million and $86.8 million in fiscal 2007, 2006 and 2005, respectively. The fiscal 2005 purchase consideration includes $11.9 million of debt issued. The total consideration for 2005 was subsequently reduced by $1.4 million in fiscal 2006. The total purchase price exceeded the estimated fair values of assets acquired and liabilities assumed by $27.8 million in fiscal 2007, $5.4 million in fiscal 2006 and $50.6 million in fiscal 2005.

Competition

Customers in the corporate identity apparel and facility services industry choose suppliers primarily based upon the quality, fit, comfort, price and breadth of products offered, the fit with their unique business environment and brand positioning needs, and the excellence of the service they receive. While we rank among the nation's largest garment rental suppliers, we encounter competition from many companies in the geographic areas we serve. Competitors include publicly held companies such as Cintas Corporation, UniFirst Corporation and others. We also compete with numerous regional and local businesses that vary by geographic region. We believe that we compete effectively in our lines of business because of the quality and breadth of our product line, the development of innovative segmented marketing solutions for customers' unique needs, the service excellence we provide, and our proven ability as a trusted outsource partner. In addition, our competitors generally compete with us for acquisition candidates, which can reduce the number of acquisition candidates available to us.

Manufacturing and Suppliers

We manufactured approximately 40% of the uniform garments that we placed into service in fiscal 2007. These garments are manufactured primarily at a Company owned facility located in the Dominican Republic and, to a lesser degree, at two Company owned facilities in the United States. Various outside vendors are used to supplement our additional product needs, including garments, floor mats, dust mops, wiping towels, linens and related products. We are not aware of any circumstances that would limit our ability to obtain raw materials to support the manufacturing process or to obtain garments or other items to meet our customers' needs.

Environmental Matters

Our operations are subject to various federal, state and/or local laws regulating the discharge of materials into the environment. This includes discharges into wastewater and air, and the generation, handling, storage, transportation and disposal of waste and hazardous substances. We generate modest amounts of waste in connection with our laundry operations, specifically detergent wastewater, wastewater sludge, waste oil and other residues. Some of these wastes are classified as hazardous wastes under these laws. We continue to make significant investments in properly handling and disposing of these wastes.

Although any environmental related liability could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, could be material to our results of operations or financial position, we believe the likelihood of such occurrence is remote. Based on information currently available and our best assessment of the ultimate amount and timing of environmental-related events, we believe that the cost of these environmental-related matters are not reasonably likely to have a material adverse effect on our results of operations or financial position.

Employees

Our U.S. operations had a total of 7,720 employees as of June 30, 2007, consisting of 3,965 production employees and 3,755 sales, office, route and management personnel. Unions represent approximately 13.0% of our U.S. employees. Management believes its domestic employee relations are satisfactory.

Our Canadian operations had a total of 1,810 employees as of June 30, 2007, consisting of 1,125 production employees and 685 sales, office, route and management personnel. Unions represent approximately 46.0% of our Canadian employees. Management believes Canadian employee relations are satisfactory.

Foreign and Domestic Operations

Financial information relating to foreign and domestic operations is set forth in Note 10 of our consolidated financial statements included in Item 8 of this Form 10-K.

Intellectual Property

We own a portfolio of registered trademarks, trade names and licenses, and certain U.S. and foreign process and manufacturing patents relating to our business as we currently conduct it. These proprietary properties, in the aggregate, constitute a valuable asset. Among these are the trademarks and trade names G&K Services®, G&K TeamWear®, G&K First Step® Facility Services, G&K ProSura™ food safety solutions, G&K ProTect™ personal safety protection, and G&K Exceed™ performance fabric brands, various logos and marketing themes and collateral. We do not believe, however, that our business is dependent upon any single proprietary property or any particular group of proprietary properties.

Seasonality; Working Capital

We do not consider our business to be seasonal to any extent or subject to any unusual working capital requirements.

Available Information

We make available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at http://www.gkservices.com. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors

The statements in this section, as well as statements described elsewhere in this Annual Report on Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations and the trading price of our securities. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be materially affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

In addition, this section sets forth statements which constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. Forward-looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "could," "should," "may" and "will" or the negative versions thereof and similar expressions and by the context in which they are used. Such statements are based upon our current expectations and speak only as of the date made. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ from those set forth in or implied by this Annual Report on Form 10-K. Factors that might cause such a difference include, but are not limited to, the possibility of greater than anticipated operating costs, including energy costs, lower sales volumes, the performance and costs of integration of acquisitions, fluctuations in costs of materials and labor, costs and possible effects of union organizing activities, loss of key management, uncertainties regarding any existing access to a work force, or newly-discovered expenses and liabilities related to environmental compliance and remediation, failure to achieve and maintain effective internal controls for financial reporting required by the Sarbanes-Oxley Act of 2002, the initiation or outcome of litigation, higher sourcing or distribution costs of products, the disruption of operations from catastrophic events, changes in federal, state and other tax laws and the reactions of competitors in terms of price and service. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

Also note that we provide the following cautionary discussion of risks uncertainties and assumptions relevant to our businesses. Actual results may differ from certain assumptions we have made causing actual events to vary from expected results. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

General economic factors may adversely affect our financial performance.

General economic conditions may adversely affect our financial performance. Higher levels of unemployment, inflation, tax rates and other changes in tax laws and other economic factors could adversely affect the demand for our products and services. Increases in labor costs, including healthcare and insurance costs, higher material costs for items such as linens and textiles, higher fuel and other energy costs, higher interest rates, inflation, higher tax rates and other changes in tax laws and other economic factors could increase our costs of rentals, cost of direct sales, and other services and selling and administrative expenses and could adversely affect our operating results.

Increased competition could adversely affect our financial performance.

We operate in highly competitive industries and compete with national, regional and local providers. Product, design, price, quality, service and convenience to the customer are the primary competitive elements in these industries. If existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower prices, which could be detrimental to our operating results. Our competitors also generally compete with us for acquisition candidates, which can increase the price for acquisitions and reduce the number of available acquisition candidates. In addition, our customers and prospects may decide to perform certain services in-house instead of outsourcing such services. These competitive pressures could adversely affect our sales and operating results.

Risks associated with the suppliers from whom our products are sourced could adversely affect our operating results.

The products we sell are sourced from a wide variety of domestic and international suppliers. Global sourcing of many of the products we sell is an important factor in our financial performance. All of our suppliers must comply with applicable laws, including labor and environmental laws, and otherwise be certified as meeting our required supplier standards of conduct. Our ability to find qualified suppliers who meet our standards, and to access products in a timely and efficient manner is a significant challenge, especially with respect to suppliers located and goods sourced outside the United States. Political and economic stability in the countries in which foreign suppliers are located, the financial stability of suppliers, suppliers' failure to meet our supplier standards, labor problems experienced by our suppliers, the availability of raw materials to suppliers, currency exchange rates, transport availability and cost, inflation and other factors relating to the suppliers and the countries in which they are located are beyond our control. In addition, United States and Canadian foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These and other factors affecting our suppliers and our access to products could adversely affect our operating results.

Compliance with environmental laws and regulations could result in significant costs that adversely affect our operating results.

Our operating locations are subject to stringent environmental laws and regulations relating to the protection of the environment and health and safety matters, including those governing discharges of pollutants to the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. The operation of our businesses entails risks under environmental laws and regulations. We could incur significant costs, including clean-up costs, fines and sanctions and claims by third parties for property damage and personal injury, as a result of violations or liabilities under these laws and regulations. We are currently involved in a limited number of remedial investigations and actions at various locations. While, based on information currently known to us, we believe that we maintain adequate reserves with respect to these matters, our liability could exceed forecasted amounts, and the imposition of additional clean-up obligations or the discovery of additional contamination at these or other sites could result in additional costs. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

Under environmental laws, an owner or operator of real estate may be required to pay the costs of removing or remediating hazardous materials located on or emanating from property, whether or not the owner or operator knew of or was responsible for the presence of such hazardous materials. While we regularly engage in environmental due diligence in connection with acquisitions, we can give no assurance that locations that have been acquired or leased have been operated in compliance with environmental laws and regulations during prior periods or that future uses or conditions will not make us liable under these laws or expose us to third-party actions, including tort suits.

From time to time we are subject to legal proceedings that may adversely affect our financial condition and operating results.

From time to time we are party to various litigation claims and legal proceedings. Certain of these lawsuits or potential future lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial condition and operating results. We discuss these lawsuits and other litigation to which we are party in greater detail below under the caption "Item 3. Legal Proceedings" and in Note 9 to our consolidated financial statements.

Risks associated with our acquisition policy could adversely affect our operating results.

Historically, a portion of our growth has come from acquisitions. We continue to evaluate opportunities for acquiring businesses that may supplement our internal growth. However, there can be no assurance that we will be able to locate and purchase suitable acquisitions. In addition, the success of any acquisition depends in part on our ability to integrate the acquired company. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our management's attention and our financial and other resources. Although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover all operational deficiencies or material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to successfully integrate these acquired businesses or to discover such liabilities could adversely affect our operating results.

Increases in fuel and energy costs could adversely affect our results of operations and financial condition.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events beyond our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Any increase in fuel and energy costs could adversely affect our results of operations and financial condition.

Our Canadian results and Dominican Republic operations are influenced by currency fluctuations and other risks that could have an adverse effect on our results of operations and financial condition.

Certain of our foreign revenues and operating expenses are transacted in local currencies. As a result, our results of operations and certain receivables and payables are subject to foreign exchange rate fluctuations.

If we are unable to preserve positive labor relationships or become the target of labor unionization campaigns, the resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products.

Significant portions of our Canadian labor force are unionized, and a lesser portion of United States employees are unionized. Competitors within our industry have been the target of unionization campaigns by multiple labor unions. While we believe that our Canadian and domestic employee relations are satisfactory, we could experience pressure from labor unions or become the target of campaigns similar to those faced by our competitors. If we do encounter pressure from labor unions, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products and services. In addition, significant union representation would require us to negotiate with many of our employees collectively and could adversely affect our results by restricting our ability to maximize the efficiency of our operations.

If we are unable to attract and retain employees our results of operations could be adversely impacted.

Our ability to attract and retain employees is important to our operations. Our ability to expand our operations is in part impacted by our ability to increase our labor force. In the event of a labor shortage, or in the event of a change in prevailing labor and/or immigration laws, we could experience difficulty in delivering our services in a high-quality or timely manner and we could be forced to increase wages in order to attract and retain employees, which would result in higher operating costs.

Loss of our key management or other personnel could adversely impact our business.

Our success is largely dependent on the skills, experience and efforts of our senior management and certain other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our company, our results of operations could be adversely affected.

Unexpected events could disrupt our operations and adversely affect our operating results.

Unexpected events, including fires at facilities, natural disasters such as hurricanes and tornados, war or terrorist activities, unplanned outages, supply disruptions, failure of equipment or systems or changes in laws and/or regulations impacting our business, could adversely affect our operating results. These events could result in disruption of customer service, physical damage to one or more key operating facilities, the temporary closure of one or more key operating facilities or the temporary disruption of information systems.

Failure to achieve and maintain effective internal controls could adversely affect our business and stock price.

Effective internal controls are necessary for us to provide reliable financial reports. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. While we continue to evaluate our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to maintain the adequacy of our internal controls or if we or our independent registered public accounting firm were to discover material weaknesses in our internal controls, as such standards are modified, supplemented or amended, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain an effective internal control environment could cause us to be unable to produce reliable financial reports or prevent fraud. This may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We occupy 174 facilities located in the United States, Canada and the Dominican Republic. These facilities include our processing, branch, garment manufacturing, distribution and administrative support locations. We clean and supply rental items principally from 67 industrial garment, cleanroom garment, dust control and linen supply plants located in 51 cities in the United States and 11 cities in Canada. We own approximately 75% of our processing facilities, each of which average over 43,000 square feet in size.

Item 3. Legal Proceedings

We are involved in a variety of legal actions relating to personal injury, employment, environmental and other legal matters that arise in the normal course of business. These legal actions include but are not limited to those items set forth in Item 1. Business—Environmental Matters and lawsuits that challenge the practice of charging for certain environmental services on invoices and contract disputes. None of these legal actions are expected to have a material adverse effect on our results of operations, financial position or cash flow.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of our security holders during the fourth quarter of fiscal 2007.



Part Two

Item 5. Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A Common Stock is quoted on the Global Select Market of The NASDAQ Stock Market LLC under the symbol "GKSR." The following table sets forth the high and low reported sales prices for the Class A Common Stock as quoted on The Global Select Market of the NASDAQ Stock Market LLC, for the periods indicated.

	Fiscal 2007		Fiscal 2006	
	High	**Low**	High	Low
1st Quarter	**$37.12**	**$31.12**	$43.10	$36.65
2nd Quarter	**40.06**	**35.67**	40.38	35.26
3rd Quarter	**39.99**	**35.49**	42.95	38.24
4th Quarter	**39.95**	**34.81**	42.47	34.17

As of August 20, 2007, we had 557 registered holders of record of our common stock.

We paid dividends of $3.4 million in fiscal 2007 and $1.5 million in both fiscal 2006 and 2005. The increase in dividend payments is the result of increasing the dividend per share by $0.09 from $0.07 per share in fiscal year 2006 and 2005 to $0.16 per share in fiscal year 2007. We anticipate dividends in fiscal year 2008 to increase from $0.16 to $0.20 per share, which will result in an estimated total dividend of $4.3 million in fiscal year 2008. Our debt agreements contain various restrictive covenants, which, among other things, limit the payment of cash dividends we declare during any fiscal year.

The following table sets forth certain information as of June 30, 2007 with respect to equity compensation plans under which securities are authorized for issuance:

Plan category[1]	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by security holders:			
2006 Equity Incentive Plan[2]	35,400	$38.42	1,951,900
Employee Plans[3]	1,382,222	35.70	—
1996 Directors' Stock Option Plan	56,000	36.01	—
Total	1,473,622	$35.78	1,951,900
Equity compensation plans not approved by stockholders:			
None	—	—	—
Total	1,473,622	$35.78	1,951,900

(1) See Note 6 to our audited financial statements included in the accompanying financial statements.

(2) Approved at the November 16, 2006 shareholder meeting.

(3) Includes our 1989 Stock Option and Compensation Plan and 1998 Stock Option and Compensation Plan.

Issuer Purchase of Equity Securities:

The table below sets forth information regarding repurchases we made of our common stock during the periods indicated.

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan[2]	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plan
June 1–June 30, 2007	**232,000**	**$38.39**	**232,000**	**$91,086,000**

(1) 164,500 shares were purchased on the open market with the remaining 67,500 purchased from our pension plan.

(2) On May 30, 2007 we announced a $100 million share repurchase program whereby we plan to repurchase shares from time to time in open market, privately negotiated or other transactions in accordance with applicable securities laws. The timing and the amount of the repurchases will be determined by us based on our evaluation of market conditions, share price and other factors.

In May 2007, we announced an authorization to repurchase up to $100.0 million shares of G&K Services outstanding common stock. As of June 30, 2007, we purchased 232,000 shares at an average price of $38.39 totaling $8.9 million. Cash spent during the period on the purchase of shares totaled $7.9 million. The amount of cash expended excludes $1.0 million for shares purchased on June 29, 2007, but due to timing, the $1.0 million cash payment was made July 2, 2007. We have $91.1 million remaining under this authorization.

Stockholder Return Performance Graph

The following graph compares, for the five fiscal years, the cumulative total return on $100 invested in the Company's Common Stock, the Standard and Poor's ("S&P") 500 Stock Index, and a nationally recognized group of companies in the uniform services industry (the "Peer Index"). The companies included in the New Peer Index are Angelica Corporation, Cintas Corporation, and UniFirst Corporation.

The graph illustrates the cumulative values at the end of each succeeding fiscal year resulting from the change in the stock price, assuming a dividend reinvestment.


Comparison of 5-Year Cumulative Total Return
Assumes Initial Investment of $100
$180
160
140
120
100
80
60
40
20
0
2002
2003
2004
2005
2006
2007
G&K SVCS A
S&P 500 Index–Total Return
Old Peer Group (-GKSR)
New Peer Group 1 (-GKSR)

Chart Provided by Zack's Investment Research, Inc.

Item 6. Selected Financial Data

The following table sets forth certain selected financial data. All amounts are in thousands, except per share data.

	2007	2006	2005	2004	2003
Revenues	**$929,542**	$880,843	$788,775	$733,447	$705,588
Net Income	**43,190**	41,851	38,179	33,638	31,846
Per Share Data:					
Basic earnings per share	**2.03**	1.98	1.82	1.62	1.55
Diluted earnings per share	**2.02**	1.97	1.78	1.61	1.54
Dividends per share	**0.16**	0.07	0.07	0.07	0.07
Total Assets	**991,814**	951,092	903,169	802,747	778,806
Long-Term Debt	**149,005**	195,355	210,462	184,305	236,731
Stockholders' Equity	**591,988**	547,388	479,750	429,462	383,720

Fiscal Year: We utilize a 52–53 week fiscal year ending on the Saturday nearest June 30. Fiscal 2004 was a 53-week year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes thereto which are included herein. We utilize a 52–53 week fiscal year ending on the Saturday nearest June 30.

Overview

G&K Services, Inc., founded in 1902 and currently headquartered in Minnetonka, Minnesota, is a market leader in providing branded identity apparel and facility services programs that enhance image and safety in the workplace. We serve a wide variety of North American industrial, service and high-technology companies providing them with rented uniforms and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. We also sell uniforms and other apparel items to customers in our direct sale programs. The North American rental market is approximately $7.0 billion, while the portion of the direct sale market targeted by us is approximately $5.0 billion.

Our industry continues to consolidate from many family owned and small local providers to several large providers. We are participating in this industry consolidation. Our rental acquisition strategy is focused on acquisitions in the rental and direct purchase businesses that expand our geographic presence and/or expand our local market share and further leverage our existing plants.

In June 2007, we entered into a strategic agreement with Dockers® San Francisco, a market leader in men's and women's apparel to exclusively represent Dockers® apparel in North America as part of our direct sale and rental apparel offering for the uniform industry.

In fiscal 2007, revenue grew to $929.5 million, up 5.5% over the prior year as a result of new account growth, improved customer retention, continued improvement in direct sales and acquisitions. Our fiscal 2007 net income grew by 3.2% to $43.2 million which reflects higher operating income from revenue growth and productivity improvements, partially offset by a higher effective tax rate, higher energy costs, and higher interest expense. In addition, we continued to make strategic investments in sales, marketing and technology initiatives.

In January 2007, we acquired the outstanding stock and certain real estate from Grand Rapids Coats and Apron Service, Inc., a uniform rental and facility services company serving Western Michigan. Also, in February 2007, we acquired the outstanding stock and certain real estate assets from Alltex Uniform Rental Services, Inc., a leading uniform and facility services company serving the New England states. These two acquisitions enhance our geographic coverage in North America and further strengthen our ability to meet the needs of large national account customers. These two acquisitions add approximately $20.0 million in annual revenue.

Critical Accounting Policies

The discussion of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in conformity with United States generally accepted accounting principles. As such, management is required to make certain estimates, judgments and assumptions that are believed to be reasonable based on the information available. These estimates and assumptions affect the reported amount of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, the most important and pervasive accounting policies used and areas most sensitive to material changes from external factors. See Note 1 to the consolidated financial statements for additional discussion of the application of these and other accounting policies.

Revenue Recognition and Allowance for Doubtful Accounts

Our rental operations business is largely based on written service agreements whereby we agree to collect, launder and deliver uniforms and other related products. The service agreements provide for weekly billing upon completion of the laundering process and delivery to the customer. Accordingly, we recognize revenue from rental operations in the period in which the services are provided. Revenue from rental operations also includes billings to customers for lost or damaged merchandise. Direct sale revenue is recognized in the period in which the product is shipped. Estimates are used in determining the collectibility of billed accounts receivable. Management analyzes specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances when evaluating the adequacy of the allowance for doubtful accounts. Significant management judgments and estimates are used in connection with establishing the allowance in any accounting period. While we have been consistent in applying our methodologies, and in making our estimates over the past three fiscal years, material differences may result in the amount and timing of bad debt expense recognition for any given period if management makes different judgments or utilizes different estimates.

Inventories

Inventories consist of new goods and rental merchandise in service. We estimate our reserves for inventory obsolescence by periodically examining our inventory to determine if there are indicators that carrying values exceed the net realizable value. Experience has shown that significant indicators that could require the need for additional inventory write-downs are the age of the inventory, anticipated demand for our products, historical inventory usage, revenue trends and current economic conditions. While we believe that adequate reserves for inventory obsolescence have been made in the consolidated financial statements, product lines and customer requirements may change and we could experience additional inventory write-downs in the future. New goods are stated at lower of first-in, first-out (FIFO) cost or market, net of any reserve for obsolete or excess inventory. Merchandise placed in service to support rental operations is amortized into cost of rental operations over the estimated useful lives of the underlying inventory items, primarily on a straight-line basis, which results in a matching of the cost of the merchandise with the weekly rental revenue generated by merchandise. Estimated lives of rental merchandise in service range from nine months to three years. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise.

Goodwill, Intangibles and Other Long-Lived Assets

As required under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is separately disclosed from other intangible assets on the balance sheet and no longer amortized. SFAS 142 also requires that companies test goodwill for impairment on an annual basis and when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit to which goodwill is assigned below its carrying amount. Our evaluation follows the two step impairment test prescribed by SFAS 142. First we assess whether the fair value of the reporting unit exceeds the carrying amount of the unit including goodwill. Our evaluation considers changes in the operating environment, competitive position, market trends, operating performance, quoted market prices for our equity securities and fair value models and research prepared by independent analysts. If the carrying amount of a reporting unit exceeded its fair value, we would perform a second test to measure the amount of impairment loss, if any. Management completes its annual impairment tests in the fourth quarter of each fiscal year. There have been no impairments of goodwill in fiscal 2007, 2006 or 2005. Future events could cause management to conclude that impairment indicators exist and that goodwill and other intangibles associated with acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

Property, plant and equipment and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on management estimates of the period that the assets will add value. Long-lived assets and definite-lived intangible assets are evaluated for impairment whenever events and circumstances indicate an asset may be impaired. There have been no material write-downs of any long-lived assets or definite-lived intangible assets in fiscal 2007, 2006 or 2005.

Insurance

We self-insure for certain obligations related to health, workers' compensation and auto and general liability programs. We purchase stop-loss insurance policies to protect us from catastrophic losses. Estimates are used in determining the potential liability associated with reported claims and for losses that have occurred, but have not been reported. Management estimates generally consider historical claims experience, escalating medical cost trends, expected timing of claim payments and actuarial analyses provided by third parties. Changes in the cost of medical care, our ability to settle claims and the present value estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Income Taxes

In the normal course of business, we are subject to audits from federal, state, Canadian provincial and other tax authorities regarding various tax liabilities. These audits may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. The amount ultimately paid upon resolution of issues raised may differ from the amount accrued. We believe that taxes accrued on our consolidated balance sheets fairly represent the amount of future tax liability due.

We utilize income tax planning to reduce our overall income tax expense. Upon audit, it is possible that certain strategies might be disallowed resulting in an increased liability for income taxes. We believe that the provision for liabilities resulting from the implementation of income tax planning is appropriate. Our past examinations by governmental revenue authorities leads management to believe that our past provisions for exposures related to income tax planning are appropriate.

Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that the changes are enacted. We record valuation allowances to reduce deferred tax assets when it is more likely than not that some portion of the asset may not be realized. We evaluate our deferred tax assets and liabilities on a periodic basis. We believe that we have adequately provided for our future tax obligations based upon current facts, circumstances and tax law.

Results of Operations

The percentage relationships to revenues of certain income and expense items for the three fiscal years ended June 30, 2007, July 1, 2006 and July 2, 2005, and the percentage changes in these income and expense items between years are presented in the following table:

	Percentage of Revenues Years Ended			Percentage Change Between Years	
	Fiscal 2007	Fiscal 2006	Fiscal 2005	**FY 2007 vs. FY 2006**	FY 2006 vs. FY 2005
Revenues:					
Rental operations	**91.2%**	91.0%	93.9%	**5.8%**	8.2%
Direct sales	**8.8**	9.0	6.1	**3.2**	65.6
Total revenues	**100.0**	100.0	100.0	**5.5**	11.7
Operating expenses:					
Cost of rental operations	**63.9**	64.7	63.5	**4.4**	10.3
Cost of direct sales	**72.5**	72.3	74.5	**3.6**	60.5
Total cost of sales	**64.7**	65.4	64.1	**4.3**	13.9
Selling and administrative	**21.9**	21.2	21.4	**9.1**	10.7
Depreciation	**3.7**	3.7	4.1	**7.1**	1.6
Amortization of intangibles	**1.2**	1.2	1.2	**0.2**	12.8
Income from operations	**8.5**	8.5	9.2	**5.5**	3.0
Interest expense	**1.5**	1.5	1.4	**5.1**	16.7
Income before income taxes	**7.0**	7.0	7.8	**6.2**	0.5
Provision for income taxes	**2.4**	2.2	3.0	**12.6**	(14.5)
Net income	**4.6%**	4.8%	4.8%	**3.2%**	9.6%

Fiscal 2007 Compared to Fiscal 2006

Fiscal Years. We operate on a fiscal year ending on the Saturday closest to June 30. As a result, we will periodically have a fiscal year with 53 weeks of results. Fiscal years 2007 and 2006 both had 52 weeks.

Revenues. Total revenues in fiscal 2007 rose 5.5% to $929.5 million from $880.8 million in fiscal 2006. Rental revenue was up $46.2 million in fiscal 2007, a 5.8% increase over fiscal 2006. The organic industrial rental growth rate was approximately 4.0%, an improvement from 3.5% in fiscal 2006. The increase is primarily due to growth of new account sales, improved customer retention and improved pricing controls.

Direct sale revenue was $82.1 million in fiscal 2007, a 3.2% increase over $79.6 million in fiscal 2006, largely due to the impact of the Lion Uniform Group. The organic direct sale growth rate was approximately 2.0% in fiscal year 2007 compared to 34.5% in fiscal year 2006. The decrease in organic growth was due almost entirely to the installation of a new uniform program with a major customer in our Lion Uniform Group in fiscal year 2006 that did not reoccur in fiscal year 2007.

Organic growth rates are calculated using industrial rental and direct sale revenue, respectively, adjusted to remove the impact of foreign currency exchange rate changes and revenue from newly acquired business compared to prior-period results. We believe that the organic growth rates better reflect the growth of our existing industrial rental and direct sale business and are therefore useful in analyzing our financial condition and results of operations.

Cost of Rental and Direct Sale. Cost of rental operations which includes merchandise, production and delivery expenses increased 4.4% to $541.4 million in fiscal 2007 from $518.5 million in fiscal 2006. Gross margin from rental sales increased to 36.1% in fiscal 2007 from 35.3% in the prior year. The increase in gross margins resulted from leveraging our revenue growth as well an improvement in our merchandise costs in fiscal year 2007.

Cost of direct sales increased to $59.6 million in fiscal 2007 from $57.5 million in fiscal 2006. Gross margin from direct sales decreased slightly in fiscal 2007 to 27.5% from 27.7% in fiscal 2006. The slight decrease in gross margin is due to a combination of increased compensation costs and increased customer fulfillment and shipping costs at our Lion Uniform Group. These costs increased primarily due to the expiration of a cost sharing arrangement between Lion Uniform Group and a third party at the end of fiscal 2006.

Selling and Administrative. Selling and administrative expenses increased 9.1% to $203.6 million in fiscal 2007 from $186.7 million in fiscal 2006. As a percentage of total revenues, selling and administrative expenses increased to 21.9% in fiscal 2007 from 21.2% in fiscal 2006. The increase in expense is due to the expansion of our sales force and the continued rollout of our information technology initiatives. These increases were partially offset by lower administrative expenses due to office productivity savings driven by our handheld initiative, leverage due to improved revenue growth and lower retirement plan and workers' compensation expenses.

Depreciation. Depreciation expense increased 7.1% to $34.8 million in fiscal 2007 from $32.5 million in fiscal 2006. As a percentage of total revenues, depreciation expense remained at 3.7% in both fiscal 2007 and fiscal 2006. The increase in depreciation expense during fiscal 2007 was primarily related to expansion and upgrading of several facilities and acquisitions. Capital expenditures for fiscal 2007, excluding acquisition of businesses, were $31.5 million compared to $32.0 million in fiscal 2006.

Amortization. Amortization expense remained at $10.8 million in both fiscal 2007 and fiscal 2006. As a percentage of total revenues, amortization expense remained at 1.2% in both fiscal 2007 and fiscal 2006.

Interest Expense. Interest expense was $13.9 million in fiscal 2007 as compared to $13.2 million in fiscal 2006. The increase was due primarily to higher interest rates and slightly higher debt levels during fiscal year 2007. The increase in debt was driven by our acquisitions, offset by continued strong cash flow.

Provision for Income Taxes. Our effective tax rate for fiscal 2007 increased to 34.0% from 32.1% in fiscal 2006. This increase is the result of higher pretax income that is taxed at our statutory rate and large reversals in the prior year of tax reserves that were no longer required due to the expiration of certain statutes.

Fiscal 2006 Compared to Fiscal 2005

Fiscal Years. We operate on a fiscal year ending on the Saturday closest to June 30. As a result, periodically we will have a fiscal year with 53 weeks of results. Fiscal years 2006 and 2005 both had 52 weeks.

Revenues. Total revenues in fiscal 2006 rose 11.7% to $880.8 million from $788.8 million in fiscal 2005. Rental revenue was up $60.5 million in fiscal 2006, an 8.2% increase over fiscal 2005. The organic industrial rental growth rate was approximately 3.5%, an improvement from 0.5% in fiscal 2005. The increase is due to accelerated new account growth and improved customer retention. The balance of the revenue growth was due to acquisitions and changes in foreign currency exchange rates.

Direct sale revenue was $79.6 million in fiscal 2006, a 65.6% increase over $48.1 million in fiscal 2005, largely due to the impact of the Lion Uniform Group. The organic direct sale growth rate was approximately 34.5%. The increase in the organic direct sale growth rate was largely due to garment sales to a major airline and a large telecommunications organization as well as sales to many smaller organizations.

Organic growth rates are calculated using industrial rental and direct sale revenue, respectively, adjusted to remove the impact of foreign currency exchange rate changes and revenue from newly acquired business compared to prior-period results. We believe that the organic growth rates better reflect the growth of our existing industrial rental and direct sale business and are therefore useful in analyzing our financial condition and results of operations.

Cost of Rental and Direct Sale. Cost of rental operations increased 10.3% to $518.5 million in fiscal 2006 from $470.1 million in fiscal 2005. Gross margin from rental sales decreased to 35.3% in fiscal 2006 from 36.5% in the prior year. The decrease in gross margins resulted from costs associated with new customer growth, higher energy costs, the impact of hurricanes, plant capacity initiatives, offset by margin improvement due to pricing initiatives, higher sales to existing customers and productivity improvements.

Cost of direct sales increased to $57.5 million in fiscal 2006 from $35.8 million in fiscal 2005. Gross margin from direct sales increased in fiscal 2006 to 27.7% from 25.5% in fiscal 2005. The increase in gross margin was primarily due to improved efficiencies from greater sales volume.

Selling and Administrative. Selling and administrative expenses increased 10.7% to $186.7 million in fiscal 2006 from $168.6 million in fiscal 2005. As a percentage of total revenues, selling and administrative expenses decreased to 21.2% in fiscal 2006 from 21.4% in fiscal 2005. The improvement was primarily from leveraging our sales and administrative costs over a larger revenue base offset by continued investment in growth initiatives.

Depreciation. Depreciation expense increased 1.6% to $32.5 million in fiscal 2006 from $32.0 million in fiscal 2005. As a percentage of total revenues, depreciation expense decreased to 3.7% in fiscal 2006 from 4.1% in fiscal 2005. Capital expenditures for fiscal 2006, excluding acquisition of businesses, were $32.0 million compared to $19.4 million in fiscal 2005.

Amortization. Amortization expense increased to $10.8 million in fiscal 2006 from $9.6 million in fiscal 2005. As a percentage of total revenues, amortization expense was 1.2% in both fiscal 2006 and fiscal 2005.

Interest Expense. Interest expense was $13.2 million in fiscal 2006 as compared to $11.3 million in fiscal 2005. The increase was due primarily to higher interest rates.

Provision for Income Taxes. Our effective tax rate for fiscal 2006 decreased to 32.1% from 37.7% in fiscal 2005 largely due to the resolution of certain statutory tax matters.

Liquidity, Capital Resources and Financial Condition

Financial Condition. We believe our financial condition is strong. In assessing our financial condition, we consider factors such as working capital, cash flows provided by operations, capital expenditures, and debt service obligations. We continue to fund our growth through a combination of cash flow from operations and debt financing. We have approximately $252.4 million of available capacity under our revolving credit facility. We believe we have sufficient access to capital markets to fund our currently anticipated growth and potential acquisitions.

Our primary sources of cash are net cash flows from operations and borrowings under our debt arrangements. Primary uses of cash are interest payments on indebtedness, capital expenditures, acquisitions and general corporate purposes.

Working capital at June 30, 2007 was $113.5 million, a $28.7 million decrease from $142.2 million at July 1, 2006. This decrease is due to our $58.0 million revolving loan maturing October 23, 2007 which was reclassified as a current liability, which we expect to renew or refinance before the due date.

Operating Activities. Net cash provided by operating activities was $80.4 million in fiscal 2007, $69.5 million in fiscal 2006 and $63.5 million in fiscal 2005. Fiscal year 2007 cash provided by operations increased as a result of higher net income and our focus on controlling inventory expenditures partially offset by increased payments on payables. In fiscal 2006, cash provided by operations was positively impacted by a higher net income, and timing of payments on our accounts payable and accruals which were partially offset by increased expenditures on inventory. Fiscal 2005 cash provided by operations was negatively impacted by the timing of payments of taxes as well as growth in new inventories in connection with the expansion of our manufacturing operation. These uses of cash were partially offset by continued emphasis to control in-service inventory expenditures.

Investing Activities. Net cash used for investing activities was $81.2 million in fiscal 2007, $45.4 million in fiscal 2006 and $95.9 million in fiscal 2005. In fiscal 2007, 2006 and 2005 cash was largely used for acquisition of business assets and property, plant and equipment additions.

Financing Activities. Financing activities provided cash of $3.7 million in fiscal 2007, used cash of $20.6 million in fiscal 2006 and provided cash of $19.2 million in fiscal 2005. Cash provided in fiscal 2007, was primarily the result of borrowings under our credit facilities partially offset by our repurchase of shares of our common stock and repayments on our long-term debt. Cash used in fiscal 2006, was primarily for the repayments of debt. Cash provided in fiscal 2005, was from debt proceeds used primarily for acquisitions of businesses. We paid dividends of $3.4 million in fiscal 2007 and $1.5 million in both fiscal 2006 and 2005. The increase in dividend payments is the result of increasing the dividend per share by $0.09 from $0.07 per share in fiscal year 2006 and 2005 to $0.16 per share in fiscal year 2007. We anticipate dividends in fiscal year 2008 to increase from $0.16 to $0.20 per share, which will result in an estimated total dividend of $4.3 million in fiscal year 2008.

Capital Structure. Total debt was $214.8 million at June 30, 2007, a slight increase from the prior year of $213.6 million. This increase was primarily due to our share repurchase program and acquisition activity partially offset by cash provided by operations. The ratio of debt to capitalization (total debt divided by the sum of the stockholders' equity plus total debt) was 26.6% at fiscal year end 2007 and 28.1% at fiscal year end 2006. We view our debt to capitalization as an important indicator of our credit worthiness.

While cash flows could be negatively affected by a decrease in revenues, we do not believe that our revenues are highly susceptible, in the short term to rapid changes within our industry. Consequently, we believe that we will fund all of the cash requirements which are reasonably foreseeable for fiscal 2008, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, and possible business acquisitions, from operating cash flow and our revolving credit facility.

We maintain a revolving credit facility of $325.0 million expiring August 31, 2010. As of June 30, 2007, borrowings outstanding under the revolving credit facility were $51.5 million at rates ranging from 0.55% to 1.50% over the London Interbank Offered Rate ("LIBOR"). Borrowings under this facility are unsecured. The unused portion of the revolver may be used for general corporate purposes, acquisitions, working capital needs and to provide up to $50.0 million in letters of credit. As of June 30, 2007, letters of credit outstanding against the revolving credit facility were $21.1 million which primarily relate to our property and casualty insurance programs. No amounts have been drawn upon these letters of credit.

Borrowings under the revolving credit facility bear interest at 0.55% to 1.50% over the LIBOR, or the Canadian prime rate for Canadian borrowings, based on a leverage ratio calculated on a quarterly basis. Advances outstanding as of June 30, 2007 bear interest at a rate of 5.40% LIBOR plus 0.75%. We also pay a fee on the unused daily balance of the revolving credit facility based on a leverage ratio calculated on a quarterly basis.

We have $50.0 million, 8.4% unsecured private placement notes with certain institutional investors. The 10-year notes have a seven-year average life with a final maturity on July 20, 2010. Beginning on July 20, 2004, and annually thereafter to maturity, we will repay $7.1 million of the principal amount at par. As of June 30, 2007, there was $28.6 million outstanding under the notes.

We maintain a loan agreement expiring on October 23, 2007. Under the loan agreement, the lender will make loans to us on a revolving basis up to $60.0 million. The facility was amended on June 2, 2006 increasing the facility size from $50.0 million to $60.0 million. We will be required to pay interest on outstanding loan balances at a rate per annum of one month LIBOR plus a margin or, if the lender is funding the loan through the issuance of commercial paper to third parties, at a rate per annum equal to a margin plus the average annual interest rate for such commercial paper. In connection with the loan agreement, we granted a first priority security interest in certain of our U.S. based accounts receivable. The amount of funds available under the loan agreement will be based on the amount of eligible accounts receivable less various reserve requirements. At June 30, 2007, there was $58.0 million outstanding under the agreement at a current rate of 5.35%.

We have $75.0 million of variable rate unsecured private placement notes. The notes bear interest at 0.60% over LIBOR. The $75.0 million variable rate notes are scheduled to mature on June 30, 2015. The notes do not require principal payments until maturity. Interest payments are reset and paid on a quarterly basis. As of June 30, 2007, the outstanding balance of the notes was $75.0 million at a current rate of 5.95%.

The credit facilities, loan agreements, fixed rate notes and variable rate notes contain various restrictive covenants that among other matters require us to maintain a minimum stockholders' equity and a maximum leverage ratio, all as defined. These debt arrangements also contain customary representations, warranties, covenants and indemnifications. At June 30, 2007, we were in compliance with all debt covenants and only a material adverse change in our financial performance and condition could result in a potential event of default. In the unlikely event that an event of default would be imminent, we believe that we would be able to successfully negotiate amended covenants or obtain waivers; however, certain financial concessions might be required. Our results of operations and financial condition could be adversely affected if amended covenants or waivers in acceptable terms could not be successfully negotiated.

Cash Obligations. Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under the variable rate term loan and revolving credit facility, the fixed rate term loan, capital lease obligations and rent payments required under non-cancelable operating leases with initial or remaining terms in excess of one year.

The following table summarizes our fixed cash obligations as of June 30, 2007 for the next five fiscal years and thereafter (in thousands):

	Less Than One Year	One to Three Years	Three to Five Years	After Five Years	Total
Variable rate revolving credit facility	$ —	$51,500	$ —	$ —	$ 51,500
Variable rate notes	—	—	—	75,000	75,000
Variable rate loan	58,000	—	—	—	58,000
Fixed rate notes	7,143	14,286	7,142	—	28,571
Other debt arrangements, including capital leases	695	865	212	—	1,772
Operating leases	20,450	26,563	12,390	3,297	62,700
Total contractual cash obligations	$86,288	$93,214	$19,744	$78,297	$277,543

At June 30, 2007, we had available cash on hand of $22.8 million and approximately $252.4 million of available capacity under our revolving credit facility. We anticipate that we will generate sufficient cash flows from operations to satisfy our cash commitments and capital requirements for fiscal 2008 and to reduce the amounts outstanding under the revolving credit facility; however, we may utilize borrowings under the revolving credit facility to supplement our cash requirements from time to time. We estimate that capital expenditures in fiscal 2008 will be approximately $30–$33 million.

The amount of cash flow generated from operations could be affected by a number of risks and uncertainties. In fiscal 2008, we may actively seek and consider acquisitions of business assets. The consummation of any acquisition could affect our liquidity profile and level of outstanding debt. We believe that our earnings and cash flow from operations, existing credit facilities and our ability to obtain additional debt or equity capital, if necessary, will be adequate to finance acquisition opportunities.

Off Balance Sheet Arrangements

At June 30, 2007, we had stand-by letters of credit totaling $21.1 million issued and outstanding, primarily in connection with our property and casualty insurance programs. No amounts have been drawn upon these letters of credit. In addition, we have outstanding operating leases with contractual obligations totaling $62.7 million related to facility and equipment leases. We do not utilize special purpose entities to facilitate off-balance sheet financing arrangements.

Pension Obligations

We account for our defined benefit pension plan using SFAS No. 87 "Employer's Accounting for Pensions" ("SFAS 87") and SFAS No. 158 "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans." Under SFAS 87, pension expense is recognized on an accrual basis over employees' approximate service periods. Pension expense calculated under SFAS 87 is generally independent of funding decisions or requirements. We recognized expense for our defined benefit pension plan of $1.8 million, $7.0 million and $4.9 million in fiscal 2007, 2006 and 2005, respectively. At June 30, 2007, the fair value of our pension plan assets totaled $41.5 million. We anticipate making cash contributions of approximately $7.1 million in fiscal 2008.

Effective January 1, 2007 we have frozen our defined benefit pension plan and related supplemental executive retirement plan. We incurred $0.2 million in costs associated with this action in fiscal year 2006. All benefits earned by defined benefit plan participants through the end of calendar year 2006 will be available upon retirement under plan provisions. Future growth in benefits will no longer occur beyond December 31, 2006.

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. At June 30, 2007, we estimate that the pension plan assets will generate a long-term rate of return of 8.0%. This rate is consistent with the assumed rate used at both July 1, 2006 and July 2, 2005 and was developed by evaluating input from our outside actuary as well as long-term inflation assumptions. The expected long-term rate of return on plan assets at June 30, 2007 is based on an allocation of equity and fixed income securities. Decreasing the expected long-term rate of return by 0.5% (from 8.0% to 7.5%) would increase our estimated 2008 pension expense by approximately $0.2 million. Pension liability and future pension expense increase as the discount rate is reduced. We discounted future pension obligations using a rate of 6.40% at June 30, 2007, 6.45% at July 1, 2006 and 5.50% at July 2, 2005. Our outside actuary determines the discount rate by creating a yield curve based on high quality bonds. Decreasing the discount rate by 0.5% (from 6.40% to 5.90%) would increase our accumulated benefit obligation at June 30, 2007 by approximately $4.9 million and would have an immaterial impact on our fiscal 2008 pension expense.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plan will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Share-Based Payments

We grant share-based awards, including restricted stock and options to purchase common stock of the Company. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Share-based compensation for awards is recognized in the consolidated statements of operations on a straight-line basis over the requisite service period. The amortization of share-based compensation reflects estimated forfeitures adjusted for actual forfeiture experiences and we review our estimate on an annual basis. As share-based compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from the exercise of stock options or release of restrictions on the restricted stock. At the time share-based awards are exercised, cancelled, expire or restrictions lapse, we recognize adjustments to income tax expense.

Impact of Inflation

In general, we believe that our results of operations are not dependent on moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships, customer agreements that generally provide for price increases consistent with the rate of inflation or 5.0%, whichever is greater, and continued focus on of operational productivity improvements.

Significant increases in energy costs, specifically natural gas and gasoline, can materially affect our results of operations and financial condition. Currently, energy costs represent approximately 4.4% of our total revenue.

Litigation

We are involved in a variety of legal actions relating to personal injury, employment, environmental and other legal matters that arise in the normal course of business. These legal actions include lawsuits that challenge the practice of charging for certain environmental services on invoices which were settled in the last fiscal year and are presently being administered. None of these legal actions are expected to have a material adverse effect on our results of operations or financial position.

Adoption of New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). SFAS 158 requires an employer to recognize the funded status of a benefit plan as an asset or liability in its statement of financial position, measured as the difference between plan assets at fair value and the benefit obligation, and to recognize as a component of accumulated other comprehensive income, changes in equity from nonowner sources, net of tax, actuarial gains or losses and prior service costs or credits that arise during the period but which are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), or FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). The provisions of SFAS 87 and SFAS 106 continue to apply in measuring plan assets and benefit obligations, as of the date of the fiscal year-end statement of financial position, and in determining the amount of net periodic benefit cost. The provisions of SFAS 158 were effective for fiscal years ending after December 15, 2006 and are not to be applied retrospectively. See Note 8 to our consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

On July 13, 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109," which fundamentally changes the way that we will be required to treat our uncertain tax positions for financial accounting purposes and will be effective for our fiscal year starting July 1, 2007. FIN 48 prescribes rules regarding how we should recognize, measure and disclose in our financial statements the tax positions that we have taken or will take on our tax return that are reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability. We believe the impact of adopting FIN 48 will be immaterial.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 provides a definition of fair value, provides guidance for measuring fair value in U.S. GAAP and expands disclosures about fair value measurement. SFAS 157 will be effective at the beginning of fiscal 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 will be effective at the beginning of fiscal 2009.

We are currently evaluating the impact of SFAS 157 and SFAS 159 on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks. Market risk is the potential loss arising from adverse changes in interest rates, energy prices and foreign currency exchange rates. We do not enter into derivative or other financial instruments for speculative purposes.

Interest Rate Risk

We are subject to market risk exposure related to changes in interest rates. We use financial instruments such as interest rate swap agreements to manage the interest rate on our fixed and variable rate debt. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate swap agreements are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures.

A sensitivity analysis was performed to measure our interest rate risk over a one-year period for forecasted debt levels and interest rate swaps. The base rates used for the sensitivity analysis for variable debt and interest rate swaps is the three month LIBOR market interest rates at June 29, 2007. The credit spread is included onto the base rates used in the analysis. The two scenarios include measuring the sensitivity to interest expense with an immediate 100 basis point increase and decrease on market interest rates and the impact of a gradual increase and decrease of 25 basis point at the beginning of each quarter on market interest rates. Our forecasted average debt level over the succeeding 12 months is $257.0 million with outstanding interest rate swaps of $90.0 million. Based on the forecasted average debt level, outstanding interest rate swaps and current market interest rates, the forecasted interest expense is $16.2 million. The scenario with an immediate increase or decrease of 100 basis points on market interest rates would increase or decrease forecasted interest of $16.2 million by 8.9%. The scenario with a gradual 25 basis point increase or decrease at the start of each quarter would increase or decrease forecasted interest expense of $16.2 million by 1.3%.

For additional information regarding our debt see Note 4 to our consolidated financial statements as well as the Liquidity, Capital Resources and Financial Condition section of Management's Discussion and Analysis.

Energy Cost Risk

We are subject to market risk exposure related to changes in energy costs. To manage this risk, we have established target levels of forecasted purchases in which the price will not be subject to market price changes. We use derivative financial instruments to manage the risk that changes in gasoline costs will have on our future financial results. We purchase futures contracts to effectively hedge a portion of anticipated actual energy purchases. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating commodity prices calculated by reference to an agreed-upon notional principal amount.

A sensitivity analysis was performed to measure our energy cost risk over a one-year period for forecasted levels of unleaded and diesel fuel purchases. The sensitivity analysis that was performed assumed no change in the current number of hedged gallons of 2.3 million (including unleaded and diesel), gasoline prices at June 30, 2007, or forecasted gasoline and diesel purchases which were consistent with the prior year. For each one percentage point increase or decrease in gasoline and diesel prices under these forecasted levels and prices, our forecasted energy cost would change by approximately $0.05 million.

Production costs at our plants are also subject to fluctuations in natural gas costs. To reduce our exposure to changes in natural gas prices, we utilize natural gas supply contracts in the normal course of business. These contracts meet the definition of "normal purchases or normal sales" under FAS 133 and therefore, are not considered derivative instruments for accounting purposes.

Foreign Currency Exchange Risk

We have material foreign subsidiaries located in Canada. The assets and liabilities of these subsidiaries are denominated in the Canadian dollar and as such are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in results of operations.

We may periodically hedge firm commitments with our foreign subsidiary, generally with foreign currency contracts. These agreements are recorded at current market values and the gains and losses are included in earnings. There were no outstanding foreign currency contracts at June 30, 2007 or July 1, 2006. Notional amounts outstanding under foreign currency contracts at July 2, 2005 were $0.4 million, all of which matured during fiscal 2006.

Item 8. Financial Statements and Supplementary Data

Following is a summary of the results of operations for each of the quarters within fiscal years ended June 30, 2007 and July 1, 2006. All amounts are in thousands, except per share data.

Quarterly Financial Data

G&K Services, Inc. and Subsidiaries

(Unaudited)	First	Second	Third	Fourth
2007				
Revenues	**$223,128**	**$230,764**	**$235,242**	**$240,408**
Gross Profit	**79,437**	**80,314**	**81,368**	**87,452**
Income from Operations	**18,340**	**19,040**	**19,932**	**22,050**
Net Income	**9,192**	**9,644**	**12,149**	**12,205**
Basic Earnings per Share	**0.43**	**0.46**	**0.57**	**0.57**
Diluted Earnings per Share	**0.43**	**0.45**	**0.57**	**0.57**
Dividends per Share	**0.0400**	**0.0400**	**0.0400**	**0.0400**
2006				
Revenues	$ 207,948	$ 219,348	$ 226,141	$ 227,406
Gross Profit	73,241	77,521	77,095	76,921
Income from Operations	18,897	19,022	16,593	20,351
Net Income	10,371	10,234	10,358	10,888
Basic Earnings per Share	0.49	0.49	0.49	0.51
Diluted Earnings per Share	0.49	0.48	0.49	0.51
Dividends per Share	0.0175	0.0175	0.0175	0.0175

We utilize a 52–53 week fiscal year ending on the Saturday nearest June 30. Fiscal 2007 and fiscal 2006 were both 52-week years.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for G&K Services, Inc. ("the Company") as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed under the supervision of the Company's principal executive officer, principal financial officer, principal accounting officer and other members of management, and effected by the Company's Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management completed an assessment of the Company's internal control over financial reporting. This assessment was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of June 30, 2007.

Ernst & Young LLP, The Company's independent registered public accounting firm that audited the consolidated financial statements and the effectiveness of the Company's internal control over financial reporting, has issued an unqualified attestation report on the Company's effectiveness of internal control over financial reporting, as stated in their report which is included herein.

Any internal control system over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the control objectives over the reliability of financial reporting and preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles are met.

/s/ Richard L. Marcantonio

Richard L. Marcantonio
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

/s/ Jeffrey L. Wright

Jeffrey L. Wright
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

/s/ Thomas J. Dietz

Thomas J. Dietz
Vice President and Controller
(Principal Accounting Officer)
August 27, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
G&K Services, Inc.

We have audited the accompanying consolidated balance sheets of G&K Services, Inc. as of June 30, 2007, and July 1, 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of G&K Services, Inc. as of June 30, 2007, and July 1, 2006, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of G&K Services, Inc.'s internal control over financial reporting as of June 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 27, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Minneapolis, Minnesota
August 27, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of G&K Services, Inc.

We have audited G&K Services, Inc.'s internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). G&K Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, G&K Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of G&K Services, Inc. as of June 30, 2007 and July 1, 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2007 of G&K Services, Inc. and our report dated August 27, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Minneapolis, Minnesota
August 27, 2007

Consolidated Statements of Operations

G&K Services, Inc. and Subsidiaries

(In thousands, except per share data)	For the Fiscal Years Ended June 30, 2007	July 1, 2006	July 2, 2005
Revenues			
Rental operations	**$847,401**	$801,240	$740,708
Direct sales	**82,141**	79,603	48,067
Total revenues	**929,542**	880,843	788,775
Operating Expenses			
Cost of rental operations*	**541,392**	518,543	470,116
Cost of direct sales*	**59,579**	57,522	35,830
Selling and administrative	**203,614**	186,652	168,620
Depreciation	**34,789**	32,479	31,981
Amortization of intangibles	**10,806**	10,784	9,562
Total operating expenses	**850,180**	805,980	716,109
Income from Operations	**79,362**	74,863	72,666
Interest expense	**13,901**	13,226	11,338
Income before Income Taxes	**65,461**	61,637	61,328
Provision for income taxes	**22,271**	19,786	23,149
Net Income	**$ 43,190**	$ 41,851	$ 38,179
Basic weighted average number of shares outstanding	**21,245**	21,093	20,942
Basic Earnings per Common Share	**$ 2.03**	$ 1.98	$ 1.82
Diluted weighted average number of shares outstanding	**21,424**	21,253	21,400
Diluted Earnings per Common Share	**$ 2.02**	$ 1.97	$ 1.78
Dividends per Share	**$ 0.16**	$ 0.07	$ 0.07

*Excludes depreciation and amortization

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

G&K Services, Inc. and Subsidiaries

(In thousands, except share data)	June 30, 2007	July 1, 2006
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 22,759**	$ 19,690
Accounts receivable, less allowance for doubtful accounts of $3,405 and $3,011	**98,276**	94,964
Inventories	**140,780**	141,031
Prepaid expenses	**14,167**	15,552
Current income taxes receivable	**745**	—
Total current assets	**276,727**	271,237
Property, Plant and Equipment		
Land	**33,957**	32,986
Buildings and improvements	**164,923**	151,641
Machinery and equipment	**304,578**	286,533
Automobiles and trucks	**36,683**	38,158
Less accumulated depreciation	**(284,145)**	(260,317)
Total property, plant and equipment	**255,996**	249,001
Other Assets		
Goodwill, net	**380,070**	349,469
Customer contracts and non-competition agreements, net	**44,928**	50,712
Other, principally retirement plan assets	**34,093**	30,673
Total other assets	**459,091**	430,854
	$ 991,814	$ 951,092
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 21,911**	$ 27,404
Accrued expenses		
Salaries and employee benefits	**29,522**	32,607
Other	**39,405**	36,820
Current income taxes payable	—	3,572
Deferred income taxes	**6,568**	10,419
Current maturities of long-term debt	**65,838**	18,199
Total current liabilities	**163,244**	129,021
Long-Term Debt, net of Current Maturities	**149,005**	195,355
Deferred Income Taxes	**34,298**	34,343
Other Noncurrent Liabilities	**53,279**	44,985
Commitments and Contingencies (Notes 8 and 9)		
Stockholders' Equity		
Common stock, $0.50 par value, non-convertible Class A, 400,000,000 shares authorized, 21,290,932 and 21,283,196 shares issued and outstanding	**10,645**	10,642
Additional paid-in capital	**66,863**	68,268
Retained earnings	**485,954**	446,199
Accumulated other comprehensive income	**28,526**	22,279
Total stockholders' equity	**591,988**	547,388
	$ 991,814	$ 951,092

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

G&K Services, Inc. and Subsidiaries

					Accumulated Other Comprehensive Income (Loss)			
(In thousands, except per share data)	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain/(Loss) on Financial Instruments	Minimum Pension Liability and Other	Cumulative Translation Adjustments	Stockholders' Equity
Balance July 3, 2004	$ 9,716	$ 738	$ 51,963	$ 369,129	$ (110)	$(1,363)	$ (611)	$ 429,462
Net income	—	—	—	38,179	—	—	—	38,179
Foreign currency translation	—	—	—	—	—	—	8,197	8,197
Unrealized holding gains, net of income tax	—	—	—	—	544	—	—	544
Minimum pension liability, net of income tax	—	—	—	—	—	(4,765)	—	(4,765)
Comprehensive income								42,155
Issuance of common stock under stock plans, net (207 shares)	103	—	5,850	—	—	—	—	5,953
Stock option-based compensation	—	—	2,806	—	—	—	—	2,806
Amortization of restricted stock	—	—	841	—	—	—	—	841
Cash dividends ($0.07 per share)	—	—	—	(1,467)	—	—	—	(1,467)
Balance July 2, 2005	9,819	738	61,460	405,841	434	(6,128)	7,586	479,750
Net income	—	—	—	41,851	—	—	—	41,851
Foreign currency translation	—	—	—	—	—	—	13,205	13,205
Unrealized holding gains, net of income tax	—	—	—	—	1,327	—	—	1,327
Minimum pension liability, net of income tax	—	—	—	—	—	5,855	—	5,855
Comprehensive income								62,238
Conversion of Class B shares	738	(738)	—	—	—	—	—	—
Issuance of common stock under stock plans, net (170 shares)	85	—	2,873	—	—	—	—	2,958
Stock option-based compensation	—	—	2,781	—	—	—	—	2,781
Amortization of restricted stock	—	—	1,154	—	—	—	—	1,154
Cash dividends ($0.07 per share)	—	—	—	(1,493)	—	—	—	(1,493)
Balance July 1, 2006	10,642	—	68,268	446,199	1,761	(273)	20,791	547,388
Net income	—	—	—	**43,190**	—	—	—	**43,190**
Foreign currency translation	—	—	—	—	—	—	**6,540**	**6,540**
Unrealized holding gains, net of income tax	—	—	—	—	**(769)**	—	—	**(769)**
Pension benefit liabilities, net of tax	—	—	—	—	—	**12**	—	**12**
Comprehensive income								**48,973**
Adjustment for adoption of SFAS No. 158, net of tax	—	—	—	—	—	**464**	—	**464**
Issuance of common stock under stock plans, net (239 shares)	**119**	—	**3,184**	—	—	—	—	**3,303**
Stock option-based compensation	—	—	**2,435**	—	—	—	—	**2,435**
Share Repurchase Program (232 shares)	**(116)**	—	**(8,797)**	—	—	—	—	**(8,913)**
Amortization of restricted stock	—	—	**1,773**	—	—	—	—	**1,773**
Cash dividends ($0.16 per share)	—	—	—	**(3,435)**	—	—	—	**(3,435)**
Balance June 30, 2007	**$10,645**	**$ —**	**$66,863**	**$485,954**	**$ 992**	**$ 203**	**$27,331**	**$591,988**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

G&K Services, Inc. and Subsidiaries

(In thousands)	For the Fiscal Years Ended June 30, 2007	July 1, 2006	July 2, 2005
Operating Activities:			
Net income	**$ 43,190**	$ 41,851	$ 38,179
Adjustments to reconcile net income to net cash provided by operating activities—			
Depreciation and amortization	**45,595**	43,263	41,543
Deferred income taxes	**(1,037)**	(102)	854
Share-based compensation	**4,208**	3,935	3,658
Changes in current operating items, exclusive of acquisitions—			
Accounts receivable and prepaid expenses	**(362)**	(4,794)	(5,116)
Inventories	**(141)**	(20,683)	(11,164)
Accounts payable and other accrued expenses	**(14,480)**	3,951	(6,596)
Other assets and liabilities	**3,416**	2,100	2,176
Net cash provided by operating activities	**80,389**	69,521	63,534
Investing Activities:			
Property, plant and equipment additions, net	**(31,515)**	(31,968)	(19,408)
Acquisition of business assets, net of cash	**(46,966)**	(11,455)	(74,871)
Purchases of investments, net	**(2,688)**	(1,967)	(1,595)
Net cash used for investing activities	**(81,169)**	(45,390)	(95,874)
Financing Activities:			
Repayments of long-term debt	**(7,710)**	(7,835)	(25,730)
Proceeds from (repayments of) short-term borrowings, net	**19,442**	(14,228)	40,400
Cash dividends paid	**(3,435)**	(1,493)	(1,467)
Sale of common stock	**3,303**	2,958	5,953
Repurchase of common stock shares	**(7,883)**	—	—
Net cash provided by (used for) financing activities	**3,717**	(20,598)	19,156
Increase (Decrease) in Cash and Cash Equivalents	**2,937**	3,533	(13,184)
Effect of Exchange Rates on Cash	**132**	812	1,598
Cash and Cash Equivalents:			
Beginning of year	**19,690**	15,345	26,931
End of year	**$ 22,759**	$ 19,690	$ 15,345
Supplemental Cash Flow Information:			
Cash paid for—			
Interest	**$ 12,851**	$12,689	$ 10,800
Income taxes	**$ 30,414**	$ 24,962	$ 28,975
Non-Cash Transactions:			
Notes payable issued to sellers in business acquisitions	**$ —**	$ (1,419)	$ 11,890

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

1. Summary of Significant Accounting Policies

Nature of Business

G&K Services, Inc. is a market leader in providing branded identity apparel and facility services programs that enhance image and safety in the workplace. We serve a wide variety of North American industries including automotive, warehousing, distribution, transportation, energy, manufacturing, food processing, pharmaceutical, semi-conductor, retail, restaurants and hospitality, and many others providing them with rented uniforms and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. We also manufacture certain uniform garments that are used to support our garment rental and direct purchase programs. We have two operating segments, United States and Canada, which have been identified as components of our organization that are reviewed by our Chief Executive Officer to determine resource allocation and evaluate performance.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of our organization and our subsidiaries, all of which are wholly owned. Material intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

Our fiscal year is the 52-week or 53-week period ending on the Saturday nearest June 30. All references herein to "2007," "2006" and "2005," mean the fiscal years ended June 30, 2007, July 1, 2006 and July 2, 2005, respectively. All three fiscal years were comprised of 52 weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All short-term, highly liquid investments with a maturity of three months or less, at the date of acquisition are classified as cash and cash equivalents.

Accounts Receivable

Accounts receivable is recorded net of an allowance for expected losses and the fair value approximates the book value. The allowance, recognized as an amount equal to the anticipated future write-offs, is based on age of outstanding balances, analysis of specific accounts and historical bad debt expense and current economic trends.

Inventories

Inventories consist of new goods and rental merchandise in service. New goods are stated at lower of first-in, first-out (FIFO) cost or market, net of any reserve for obsolete or excess inventory. Merchandise placed in service to support rental operations is amortized into cost of rental operations over the estimated useful lives of the underlying inventory items, primarily on a straight-line basis, which results in a matching of the cost of the merchandise with the weekly rental revenue generated by merchandise. Estimated lives of rental merchandise in service range from nine months to three years. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise.

We estimate our reserves for inventory obsolescence by periodically examining our inventory to determine if there are indicators that carrying values exceed the net realizable value. Experience has shown that significant indicators that could require the need for additional inventory write-downs are the age of the inventory, anticipated demand for our products, historical inventory usage, revenue trends and current economic conditions. While we believe that adequate reserves for inventory obsolescence have been made in the consolidated financial statements, product lines and customer requirements may change and we could experience additional inventory write-downs in the future. The components of inventories as of June 30, 2007 and July 1, 2006 are as follows:

	June 30, 2007	July 1, 2006
Raw Materials	**$ 5,474**	$ 5,742
Work in Process	**4,370**	4,587
Finished Goods	**52,970**	52,457
New Goods	**$ 62,814**	$ 62,786
Merchandise In Service	**$ 77,966**	$ 78,245
Total Inventories	**$140,780**	$141,031

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation (including those under capital leases) is generally computed using the straight-line method over the following estimated useful lives:

	Life (Years)
Automobiles and trucks	3 to 8
Machinery and equipment	3 to 10
Buildings	20 to 33
Building improvements	10

Costs of significant additions, renewals and betterments, including external and certain internal computer software development costs, are capitalized. When an asset is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the gain or loss on disposition is reflected in earnings. Repairs and maintenance costs are charged to operating expense when incurred.

Goodwill, Intangible and Long-Lived Assets

The cost of acquisitions in excess of the fair value of the underlying net assets is recorded as goodwill. Non-competition agreements that limit the seller from competing with us for a fixed period of time and acquired customer contracts are stated at cost less accumulated amortization and are amortized over the terms of the respective agreements or estimated average life of an account, primarily five to eleven years.

The carrying value of goodwill is evaluated on an annual basis and also when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit to which goodwill is assigned below its carrying amount. When evaluating whether goodwill is impaired, the fair value of the reporting unit to which goodwill is assigned is compared to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of the goodwill with its carrying amount. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. Management completes its annual goodwill impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill in fiscal 2007, 2006 or 2005.

We review all other long-lived assets, including definite-lived intangible assets, for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." Under SFAS 144, impairment losses are recorded on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. We also perform a periodic assessment of the useful lives assigned to intangible assets. All of our intangibles are subject to amortization.

Retirement Plan Assets

Retirement plan assets consist primarily of mutual funds and cash equivalents, which are stated at their fair value as determined by quoted market prices and the cash surrender values of life insurance policies.

Foreign Currency

Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded in accumulated other comprehensive income, as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in results of operations and were not material in fiscal 2007, 2006 or 2005.

Revenue Recognition

Our rental operations business is largely based on written service agreements whereby we agree to collect, launder and deliver uniforms and other related products. The service agreements provide for weekly billing upon completion of the laundering process and delivery to the customer. Accordingly, we recognize revenue from rental operations in the period in which the services are provided. Revenue from rental operations also includes billings to customers for lost or damaged merchandise. Direct sale revenue is recognized in the period in which the product is shipped. Total revenues do not include sales tax as we consider ourselves a pass-through conduit for collecting and remitting sales taxes.

Insurance

We self-insure for certain obligations related to health, workers' compensation and auto and general liability programs. We purchase excess of loss insurance policies to protect us from catastrophic losses. We periodically evaluate our significant liabilities under such programs based on a third party actuarial analysis. Management's estimates including present value estimates, consider historical claims experience, escalating medical cost trends and the expected timing of claim payments.

Income Taxes

Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period the changes are enacted. We record valuation allowances to reduce deferred tax assets when it is more likely than not that some portion of the asset may not be realized.

Per Share Data

Basic earnings per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share was computed similarly to the computation of basic earnings per share, except that the denominator is increased for the assumed exercise of dilutive options and other dilutive securities, including non-vested restricted stock, using the treasury stock method.

	For the Fiscal Years Ended		
(In thousands)	**June 30, 2007**	July 1, 2006	July 2, 2005
Weighted average number of common shares outstanding used in computation of basic earnings per share	**21,245**	21,093	20,942
Weighted average effect of non-vested restricted stock grants and assumed exercise of options	**179**	160	458
Shares used in computation of diluted earnings per share	**21,424**	21,253	21,400

Potential common shares of 564,000, 553,000 and 193,000 related to our outstanding stock options and restricted stock grants were excluded from the computation of diluted earnings per share for fiscal 2007, 2006 and 2005, respectively. Inclusion of these shares would have been anti-dilutive as the exercise price of these shares exceeded market value.

Derivative Financial Instruments

In the ordinary course of business, we enter into derivative transactions to manage our interest rate and energy price risk and account for the derivatives in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") and related authoritative guidance. All derivative instruments are recorded as other assets or other liabilities at fair value and subsequent changes in a derivative's fair value are recognized in income, unless specific hedge accounting criteria are met.

Derivative instruments that qualify for hedge accounting are classified as a hedge of the variability of cash flows to be paid related to a recognized liability or a forecasted transaction. We currently hedge approximately 2.3 million gallons of both unleaded gasoline and diesel fuel over approximately 18 months. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in accumulated other comprehensive income until expense from the cash flows of the hedged items are recognized. We perform an assessment, at both the inception and on a quarterly basis thereafter, to determine whether our derivatives are highly effective in offsetting changes in the value of the hedged items. Any changes in the fair value resulting from hedge ineffectiveness, is immediately recognized in other income.

We do not engage in speculative transactions or fair value hedging nor do we hold or issue financial instruments for trading purposes.

Share-Based Payments

We grant share-based awards, including restricted stock and options to purchase common stock of the Company. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Share-based compensation for awards is recognized in the consolidated statements of operations on a straight-line basis over the requisite service period. The amortization of share-based compensation reflects estimated forfeitures adjusted for actual forfeiture experiences and we review our estimate on an annual basis. As share-based compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from the exercise of stock options or release of restrictions on the restricted stock. At the time share-based awards are exercised, cancelled, expire or restrictions lapse, we recognize adjustments to income tax expense.

Adoption of New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). SFAS 158 requires an employer to recognize the funded status of a benefit plan as an asset or liability in its statement of financial position, measured as the difference between plan assets at fair value and the benefit obligation, and to recognize as a component of accumulated other comprehensive income, changes in equity from nonowner sources, net of tax, actuarial gains or losses and prior service costs or credits that arise during the period but which are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), or FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). The provisions of SFAS 87 and SFAS 106 continue to apply in measuring plan assets and benefit obligations, as of the date of the fiscal year-end statement of financial position, and in determining the amount of net periodic benefit cost. The provisions of SFAS 158 were effective for fiscal years ending after December 15, 2006 and are not to be applied retrospectively. See Note 8 to our consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

On July 13, 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109," which fundamentally changes the way that we will be required to treat our uncertain tax positions for financial accounting purposes and will be effective for our fiscal year starting July 1, 2007. FIN 48 prescribes rules regarding how we should recognize, measure and disclose in our financial statements the tax positions that we have taken or will take on our tax return that are reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability. We believe the impact of adopting FIN 48 will be immaterial.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 provides a definition of fair value, provides guidance for measuring fair value in U.S. GAAP and expands disclosures about fair value measurement. SFAS 157 will be effective at the beginning of fiscal 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 will be effective at the beginning of fiscal 2009.

We are currently evaluating the impact of SFAS 157 and SFAS 159 on our consolidated financial statements.

2. Acquisitions

During each of fiscal 2007, 2006 and 2005, we made several small acquisitions. The total purchase consideration, including related acquisition costs, and purchase price adjustments from prior year acquisitions as well as the amounts exceeding the estimated fair values of assets acquired and liabilities assumed were as follows:

	Fiscal Years		
	2007	2006	2005
Total purchase price and related acquisition costs	**$46,966**	$11,455	$86,761
Goodwill	**27,768**	5,442	50,641

In January 2007, we acquired the outstanding stock and certain real estate from Grand Rapids Coats and Apron Service, Inc., a uniform rental and facility services company serving Western Michigan. Also, in February 2007, we acquired the outstanding stock and certain real estate assets from Alltex Uniform Rental Services, Inc., a leading uniform and facility services company serving the New England states. These two acquisitions enhance our geographic coverage in North America and further strengthen our ability to meet the needs of large national account customers. These two acquisitions add approximately $20,000 in annual revenue.

Total purchase consideration for fiscal 2005 includes $11,890 of debt issued which was subsequently reduced by $1,419 in fiscal year 2006 as a purchase price adjustment. The pro forma effects of these acquisitions, had they been acquired at the beginning of the fiscal year, were not material, either individually or in the aggregate.

3. Goodwill and Intangible Assets

Goodwill includes the following:

	United States	Canada	Total
Balance as of July 2, 2005	$ 286,313	$ 52,388	$ 338,701
Acquisitions, net of purchase accounting adjustments	(143)	5,585	5,442
Currency exchange and other	—	5,326	5,326
Balance as of July 1, 2006	286,170	63,299	349,469
Acquisitions, net of purchase accounting adjustments	29,586	(1,818)	27,768
Foreign currency translation and other	—	2,833	2,833
Balance as of June 30, 2007	**$315,756**	**$64,314**	**$380,070**

Information regarding our other intangible assets, which are included in other assets on the consolidated balance sheet, are as follows:

	June 30, 2007	July 1, 2006
Other Intangible Assets:		
Customer Contracts	**$111,740**	$106,408
Accumulated Amortization	**(68,484)**	(58,158)
Net	**$ 43,256**	$ 48,250
Non-Competition Agreements	**$ 11,094**	$ 10,908
Accumulated Amortization	**(9,422)**	(8,446)
Net	**$ 1,672**	$ 2,462

The customer contracts include the combined value of the written service agreements and the related customer relationship. It has been determined that there are no customer relationships with a significant separate value.

Amortization expense was $10,806, $10,784 and $9,562 for the twelve months ended June 30, 2007, July 1, 2006 and July 5, 2005 respectively. Estimated amortization expense for each of the next five fiscal years based on the intangible assets as of June 30, 2007 is as follows:

2008	$10,512
2009	6,791
2010	6,620
2011	5,944
2012	5,177

4. Long-Term Debt

Debt as of June 30, 2007 and July 1, 2006 includes the following:

	2007	2006
Borrowings under unsecured revolving credit facility	**$ 51,500**	$ 40,800
Borrowings under unsecured variable rate notes	**75,000**	75,000
Borrowings under secured variable rate loans	**58,000**	50,000
Borrowings under unsecured fixed rate notes	**28,571**	35,714
Other debt arrangements including capital leases	**1,772**	12,040
	214,843	213,554
Less current maturities	**(65,838)**	(18,199)
Total long-term debt	**$149,005**	$195,355

We maintain a $325,000 unsecured revolving credit facility. As of June 30, 2007, borrowings outstanding under the revolving credit facility were $51,500. The unused portion of the revolver may be used for general corporate purposes, acquisitions, working capital needs and to provide up to $50,000 in letters of credit. As of June 30, 2007, letters of credit outstanding against the revolver were $21,060.

Borrowings under the revolving credit facility bear interest at 0.55% to 1.50% over the London Interbank Offered Rate ("LIBOR"), or the Canadian prime rate for Canadian borrowings, based on a leverage ratio calculated on a quarterly basis. Advances outstanding as of June 30, 2007 bear interest at a rate of 5.40% (LIBOR plus 0.75%). We also pay a fee on the unused daily balance of the revolving credit facility based on a leverage ratio calculated on a quarterly basis.

We have issued $50,000 of 8.4% unsecured fixed rate private placement notes with certain institutional investors. The 10-year notes have a seven-year average life with a final maturity on July 20, 2010. Beginning on July 20, 2004, and annually thereafter to maturity, we will repay $7,143 of the principal amount at par. As of June 30, 2007, the outstanding balance was $28,571.

We maintain a loan agreement expiring on October 23, 2007. Under the loan agreement, the lender will make loans to us on a revolving basis up to $60,000. The facility was amended on June 2, 2006 increasing the facility size from $50,000 to $60,000. We are required to pay interest on outstanding loan balances at a rate per annum of one month LIBOR plus a margin or, if the lender is funding the loan through the issuance of commercial paper to third parties, at a rate per annum equal to a margin plus the average annual interest rate for such commercial paper. In connection with the loan agreement, we granted a first priority security interest in certain of our U.S. based receivables. The amount of funds available under the loan agreement will be based on the amount of eligible receivables less various reserve requirements. We used the net proceeds of this loan to reduce indebtedness under our unsecured credit facilities. At June 30, 2007, there was $58,000 outstanding under the agreement at a current interest rate of 5.35%.

We have $75,000 of unsecured variable rate private placement notes. The notes bear interest at 0.60% over LIBOR and are scheduled to mature on June 30, 2015. The notes do not require principal payments until maturity. The interest rate is reset and interest payments are paid on a quarterly basis. As of June 30, 2007, the outstanding balance of the notes was $75,000 at a current rate of 5.95%.

The credit facilities, loan agreements, fixed rate notes and variable rate notes contain various restrictive covenants that among other matters require us to maintain a minimum stockholders' equity and a maximum leverage ratio, all as defined in the respective agreement. These debt arrangements also contain customary representations, warranties, covenants and indemnifications. As of June 30, 2007, we were in compliance with all debt covenants.

The fair value of our long-term debt is determined using quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities. The fair value of the long-term debt under the unsecured revolving credit facility, unsecured variable rate notes and secured variable rate loans approximates their carrying value as of June 30, 2007 and July 1, 2006. The fair value of the unsecured fixed rate notes is $29,714 as of June 30, 2007.

In January 2007, we repaid a promissory note for $10,471 which bore interest of 2.35% that had previously been issued in connection with the acquisition of the Lion Uniform Group.

The following table summarizes payments due on long-term debt, including capital leases, as of June 30, 2007 for the next five fiscal years and thereafter:

2008	$65,838
2009	7,788
2010	58,862
2011	7,338
2012	17
2013 and thereafter	75,000

5. Derivative Financial Instruments

We use derivative financial instruments to limit exposure to changes in interest rates and energy prices. Interest rate swap contracts are used to balance the total debt that is subject to variable and fixed interest rates. The interest rate swap contracts are reflected at fair value in the consolidated balance sheet. As these derivatives qualify for cash flow hedge designation, the related gains or losses on these contracts are deferred in stockholders' equity (as a component of other comprehensive income) until the interest expense on the related debt is recognized. Amounts to be paid or received under the contracts are accrued as interest rates change and are recognized over the life of the contracts as an adjustment to interest expense. The net effect of this accounting is that interest expense on the portion of variable rate debt being hedged is generally recorded based on fixed interest rates.

At June 30, 2007, we had interest rate swap contracts to pay fixed rates of interest (average rate of 4.18%) and receive variable rates of interest based on three-month LIBOR on $130,000 notional amount of indebtedness. The $130,000 notional amount of contracts outstanding at June 30, 2007, includes existing interest rate swaps of $60,000 and forward starting interest rate swaps of $70,000, none of which will mature in fiscal year 2008. These swap contracts have been designated as highly effective cash flow hedges and accordingly, gains or losses on any ineffectiveness was not material to any period. If these swap agreements were to be terminated, we would have incurred an after-tax gain on the contracts of $904 as of June 30, 2007 and an after-tax gain of $1,831 as of July 1, 2006.

In addition, we purchase futures contracts to effectively hedge a portion of our anticipated fuel commodity purchases. The futures contracts are reflected at fair value in the consolidated condensed balance sheet and as these derivatives qualify for cash flow hedge designation the related gains or losses on these contracts are deferred in stockholders' equity (as a component of other comprehensive income) until the expense is recognized on the hedged commodity. Upon settlement of each contract, the actual gain or loss is reflected in cost of rental operations. If these contracts were to be terminated, we would have incurred an after-tax loss on the contracts of $24 as of June 30, 2007. These contracts have been designated as highly effective cash flow hedges and accordingly, gains or losses on any ineffectiveness of these instruments were not material to any one period as of June 30, 2007 and July 1, 2006.

We may also enter into foreign currency exchange contracts to hedge firm commitments with its foreign subsidiary. These agreements are recorded at current market values and the gains and losses are included in earnings. There were no outstanding foreign contracts at June 30, 2007 and at July 1, 2006.

6. Stockholders' Equity

We formerly issued both Class A and Class B shares of our stock. Upon the retirement of a former officer of the Company, effective December 31, 2005, all Class B shares outstanding were converted on a share-for-share basis to Class A shares. As of June 30, 2007 and July 1, 2006 the only shares outstanding were Class A shares. Each share of Class A common stock is entitled to one vote and is freely transferable.

In the fourth quarter of fiscal year 2007, our Board of Directors authorized a $100,000 share repurchase program. We intend to repurchase shares from time to time in the open market, privately negotiated or other transactions in accordance with applicable federal securities laws. The timing and the amount of the repurchases will be determined by us based on our evaluation of market conditions, share price and other factors. As of June 30, 2007, we had purchased and retired approximately 232,000 shares for $8,913 leaving $91,087 still available under this program. Of the $8,913 of shares repurchased, $7,883 was paid by June 30, 2007 with the remaining $1,030 paid on July 2, 2007.

Share-Based Payment Plans

On November 16, 2006 our shareholders approved the 2006 Equity Incentive Plan (the "plan"). Under the 2006 Equity Incentive Plan, a maximum of 2,000,000 equity awards can be granted. Only 667,000 of the awards granted under the plan can be stock appreciation rights, restricted stock, restricted stock units, deferred stock units or stock. As of June 30, 2007, 1,942,300 equity awards were available for grant. The only plan available to grant equity compensation as of June 30, 2007, is the 2006 Equity Incentive Plan. Shares that were available but not granted under all previous plans have been deauthorized and therefore no additional shares remain available for grant.

The 2006 Equity Incentive Plan provides for certain stock awards, including stock options at fair market value and non-vested restricted shares, to our key employees and non-employee directors. On the date individuals become a non-employee director, they receive a grant of 3,000 nonqualified stock options (initial grant) that vest over three years. In addition, on the first business day of each calendar year that a non-employee director is serving, the non-employee director receives 2,400 nonqualified stock options that vest on the first anniversary of the grant and an unrestricted stock grant of 1,200 shares. Exercise periods for the stock options are limited to a maximum of 10 years and a minimum of one year. Stock options issued to employees generally vest over three years while restricted stock grants to employees generally vest over five years.

We adopted the provisions of the Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" ("SFAS 123(r)") in the first quarter of fiscal 2006 under the modified retrospective transition method. SFAS 123(r) eliminates accounting for share-based compensation transactions using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and requires instead that the fair value of all share-based transactions, including grants of employee stock options, be recognized in the income statement. Under the modified retrospective transition method, all prior period financial statements were restated to recognize compensation cost in the amounts previously reported in the Notes to Consolidated Financial Statements.

As a result of adopting SFAS 123(r) on July 3, 2005, income before income taxes and net income have been decreased and restated by $2,806 and $1,748, respectively, for fiscal year 2005. Basic and diluted earnings per share have been decreased and restated by $0.09 and $0.10 per share, respectively, for fiscal year 2005. The beginning balances of long-term deferred taxes and paid in capital have been increased and restated by $4,320 and $14,571 respectively and retained earnings has been decreased and restated by $18,891 to recognize compensation cost for fiscal years 1996 through 2005 in the amounts previously reported in the Notes to Consolidated Financial Statements under provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

Compensation cost for share-based compensation plans is recognized on a straight-line basis over the requisite service period of the award (or to an employee's eligible retirement date, if earlier). The amount of compensation cost that has been recognized in the consolidated statements of operations was $4,208, $3,935 and $3,658 for fiscal years 2007, 2006 and 2005, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1,578, $1,476 and $1,390 for fiscal years 2007, 2006 and 2005. In addition, no amount of share-based compensation expense was capitalized during the periods presented.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted in the following table. Expected volatilities are based on the historic volatility of our stock. We use historical data to estimate option exercise and employee termination within the valuation model. The expected term of the options granted is derived from historical data and represents the period of time that options granted are expected to be outstanding. The risk free interest rate for each option is the interpolated market yield on a U.S. Treasury bill with a term comparable to the expected option term of the granted stock option.

	For the Fiscal Years Ended		
	June 30, 2007	July 1, 2006	July 2, 2005
Expected share price volatility	**23.2%–27.4%**	24.4%–25.0%	25.9%–26.5%
Weighted average volatility	**24.6%**	24.4%	26.0%
Expected annual dividend per share	**$0.16**	$0.07	$0.07
Expected term (in years)	**5–6**	4–5	5
Risk free rate	**4.5%–4.8%**	3.8%–4.9%	3.3%–3.9%

A summary of stock option activity under our plans as of June 30, 2007, and changes during the year then ended is presented below:

Options	Shares	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 1, 2006	1,364,016	$ 35.84		
Granted	297,310	33.95		
Exercised	(119,074)	31.49		
Forfeited or expired	(68,630)	38.22		
Outstanding at June 30, 2007	**1,473,622**	**$35.78**	**6.21**	**$6,967,178**
Exercisable at June 30, 2007	**976,636**	**$35.20**	**4.97**	**$5,216,596**

The weighted-average fair value of stock options on the date of grant during the fiscal years ended 2007, 2006 and 2005 was $10.09, $10.90 and $10.85, respectively. The total intrinsic value of stock options exercised during the fiscal years ended 2007, 2006 and 2005, was $836, $815 and $2,429, respectively. As of June 30, 2007, there was $2,872 of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under our stock option plan.

We received total cash as a result of the exercise of stock options in fiscal years 2007, 2006 and 2005 of $3,184, $2,842 and $5,967, respectively.

A summary of the status of our non-vested shares of restricted stock as of June 30, 2007 and changes during the year ended June 30, 2007, is presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at July 1, 2006	112,280	$ 39.35
Granted	140,425	33.64
Vested	(34,286)	36.12
Forfeited	(16,083)	36.05
Non-vested at June 30, 2007	**202,336**	**$35.92**

As of June 30, 2007, there was $5,045 of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under our restricted stock plan. That expense is expected to be recognized over a weighted-average period of 3.6 years. The total fair value of shares vested during the fiscal years ended 2007, 2006 and 2005 was $1,238, $924 and $1,208 respectively.

7. Income Taxes

The components of the provision for income taxes are as follows:

	Fiscal Years		
	2007	2006	2005
Current:			
Federal	**$10,687**	$ 8,595	$14,820
State and local	**2,131**	2,189	1,637
Foreign	**13,554**	10,217	5,116
	26,372	21,001	21,573
Deferred	**(4,101)**	(1,215)	1,576
	$22,271	$19,786	$23,149

The reconciliation between income taxes using the statutory federal income tax rate and the recorded income tax provision is as follows:

	Fiscal Years		
	2007	2006	2005
Federal taxes at the statutory rate	**$22,911**	$21,573	$21,464
State taxes, net of federal tax benefit	**1,196**	1,435	1,429
Foreign earnings taxed at different rates	**(141)**	1,263	(210)
Change in tax contingency reserve	**(1,725)**	(2,894)	124
Permanent differences and other, net	**30**	(1,591)	342
Total provision	**$22,271**	$19,786	$23,149
Effective rate	**34.0%**	32.1%	37.7%

The change in the tax contingency reserve in 2007 and 2006 was the result of the expiration of certain statutes and the favorable resolution of other tax matters.

Significant components of our deferred tax assets and deferred tax liabilities as of June 30, 2007 and July 1, 2006 are as follows:

	2007	2006
Deferred tax liabilities:		
Inventory	**$(20,112)**	$(22,306)
Depreciation	**(18,805)**	(22,367)
Intangibles	**(32,948)**	(28,620)
Total deferred tax liabilities	**(71,865)**	(73,293)
Deferred tax assets:		
Accruals, reserves and other	**25,136**	22,876
Other	**5,863**	5,655
Total deferred tax assets	**30,999**	28,531
Net deferred tax liabilities	**$(40,866)**	$(44,762)

We have foreign tax credit carry-forwards of $1,045, which expire in fiscal year 2017. We have determined that no valuation allowance is necessary as of June 30, 2007 and July 1, 2006.

We have not provided U.S. income taxes and foreign withholding taxes on undistributed earnings from our foreign subsidiaries of approximately $42,400 as of June 30, 2007 and July 1, 2006 respectively. These earnings are considered to be indefinitely reinvested in the operations of such subsidiaries.

8. Employee Benefit Plans

Pension Plan and Supplemental Executive Retirement Plan

We have a noncontributory defined benefit pension plan (the "Plan") covering substantially all employees, except certain employees who are covered by union-administered plans. Benefits are based on the number of years of service and each employee's compensation near retirement. We make annual contributions to the Plan consistent with federal funding requirements.

Annual benefits under the Supplemental Executive Retirement Plan ("SERP") are based on years of service and individual compensation near retirement. In years prior to fiscal year 2007, we purchased life insurance contracts that could have been used to fund the retirement benefits under this plan. In fiscal year 2007, to better leverage our resources we redeemed the cash surrender value of a number of life insurance policies for $6,295 and invested the proceeds in high quality debt and equity instruments. These investments in conjunction with the remaining life insurance policies may be used to fund the retirement benefits. The value of the investment instruments and the net cash surrender value of the contracts as of June 30, 2007 and July 1, 2006 were $14,969 and $14,670, respectively, and are included in other assets in the accompanying consolidated balance sheets.

We froze the Plan and SERP effective January 1, 2007. All benefits earned by the defined benefit plan's participants through the end of calendar year 2006 will be available upon retirement under the plan provisions. Future growth in benefits will no longer occur beyond December 31, 2006. We incurred $160 and $100 of costs in fiscal year 2006 associated with the curtailment of the pension plan and SERP respectively.

Effective June 30, 2007, we adopted the recognition provisions of SFAS No. 158, which requires that the consolidated balance sheet reflect the funded status of the pension and postretirement plans. The funded status of the plan is measured as the difference between the plan assets at fair value and the projected benefit obligation. We have recognized the aggregate of all under-funded plans within other noncurrent liabilities. The portion of the amount by which the actuarial present value of benefits included in the projected benefit obligation exceeds the fair value of plan assets, payable in the next 12 months, is reflected in accrued liabilities. The measurement date of the plan assets coincides with our fiscal year end.

At June 30, 2007, previously unrecognized differences between actual amounts and estimates based on actuarial assumptions are included in accumulated other comprehensive income in our consolidated balance sheet as required by SFAS No. 158. In future reporting periods, the difference between actual amounts and estimates based on actuarial assumptions will be recognized in other comprehensive income in the period in which they occur.

The incremental effect of adopting the recognition provisions of SFAS No. 158 on individual line items in the consolidated balance sheet at June 30, 2007 is shown below:

	Before Adoption of SFAS No. 158	Adjustments	After Adoption of SFAS No. 158
Other, principally retirement plan assets	$ 34,197	$(104)	$ 34,093
Total other assets	459,195	(104)	459,091
Total Assets	$991,918	$(104)	$991,814
Deferred income taxes	$ 34,019	$ 279	$ 34,298
Other Noncurrent Liabilities	54,126	(847)	53,279
Accumulated other comprehensive income	28,062	464	28,526
Total stockholders' equity	591,524	464	591,988
Total stockholders' equity and liabilities	$991,918	$(104)	$991,814

The estimated amortization from accumulated other comprehensive income into net periodic benefit cost during fiscal year 2008 is not material.

Obligations and Funded Status at June 30, 2007 and July 1, 2006

	Pension Plan		Supplemental Executive Retirement Plan	
	2007	2006	**2007**	2006
Change in benefit obligation:				
Projected benefit obligation, beginning of year	**$ 48,545**	$ 59,296	**$ 11,045**	$ 13,961
Service cost	**1,432**	4,761	**316**	936
Interest cost	**3,095**	3,236	**691**	754
Actuarial (gain) loss**	**(134)**	(9,017)	**259**	(1,466)
Curtailment (gain)	**—**	(8,366)	**—**	(2,709)
Benefits paid	**(1,311)**	(1,365)	**(472)**	(431)
Projected benefit obligation, end of year	**$ 51,627**	$ 48,545	**$ 11,839**	$ 11,045
Change in plan assets:				
Fair value of plan assets, beginning of year	**$ 32,809**	$ 29,057	**$ —**	$ —
Actual return on plan assets	**4,775**	1,984	**—**	—
Employer contributions	**5,256**	3,133	**472**	431
Benefits paid	**(1,311)**	(1,365)	**(472)**	(431)
Fair value of plan assets, end of year	**$ 41,529**	$ 32,809	**$ —**	$ —
Funded status	**$(10,098)**	$(15,736)	**$(11,839)**	$(11,045)
Unrecognized prior service cost	*	9	*	8
Unrecognized actuarial loss	*	1,248	*	—
Net amount recognized	**$(10,098)**	$(14,479)	**$(11,839)**	$(11,037)

*Not applicable due to the adoption of SFAS No. 158.

**The actuarial gain in fiscal 2006 of $9,017 was a result of an increase in discount rates in the current year.

Amounts recognized in the consolidated balance sheets consist of:

	Pension Plan		Supplemental Executive Retirement Plan	
	2007	2006	**2007**	2006
Accrued benefit liability	**$(10,098)**	$(14,727)	**$(11,839)**	$(11,037)
Intangible assets	*	8	*	—
Accumulated other comprehensive income	*	240	*	—
Net amount recognized	**$(10,098)**	$(14,479)	**$(11,839)**	$(11,037)

*Not applicable due to the adoption of SFAS No. 158.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $51,627, $51,627 and $41,529, respectively, as of June 30, 2007 and $48,545, $47,537 and $32,809, respectively as of July 1, 2006. No pension plans had plan assets in excess of accumulated benefit obligations at June 30, 2007 or July 1, 2006.

Components of Net Periodic Benefit Cost

	Pension Plan			Supplemental Executive Retirement Plan		
	2007	2006	2005	**2007**	2006	2005
Service cost	**$ 1,432**	$ 4,761	$ 3,793	**$ 316**	$ 936	$ 792
Interest cost	**3,095**	3,236	2,720	**691**	754	685
Expected return on assets	**(2,813)**	(2,466)	(2,175)	**—**	—	—
Prior service cost	**8**	52	55	**9**	43	43
Loss	**—**	1,361	514	**—**	303	187
Net periodic benefit cost	**$ 1,722**	$ 6,944	$ 4,907	**$1,016**	$2,036	$1,707

Assumptions

The following weighted average assumptions were used to determine benefit obligations for the plans at June 30, 2007 and July 1, 2006:

	Pension Plan		Supplemental Executive Retirement Plan	
	2007	2006	**2007**	2006
Discount rate	**6.40%**	6.45%	**6.30%**	6.40%
Rate of compensation increase	**N/A**	4.25	**N/A**	5.00

The following weighted average assumptions were used to determine net periodic benefit cost for the plans for the years ended June 30, 2007 and July 1, 2006:

	Pension Plan		Supplemental Executive Retirement Plan	
	2007	2006	**2007**	2006
Discount rate	**6.45%**	5.50%	**6.40%**	5.50%
Expected return on plan assets	**8.00**	8.00	**N/A**	N/A
Rate of compensation increase	**4.25**	4.25	**5.00**	5.00

To develop the expected long-term rate of return on asset assumptions, we consider the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 8.00% long-term rate of return on assets assumption.

Additional Information

The weighted average asset allocations in the pension plan at June 30, 2007 and July 1, 2006 are as follows:

	2007	2006
International equity	**15%**	15%
Large cap equity	**35**	—
Value equity	**—**	25
Small cap equity	**10**	10
Fund of hedge funds	**15**	—
Core growth equity	**—**	20
Fixed income	**25**	30
Total	**100%**	100%

The asset allocation strategy for 2007 targets 25.0%–35.0% in high-quality fixed income instruments with the balance of the portfolio to be invested in a diversified and complimentary portfolio of equity vehicles. The objective is to achieve a long-term rate of return of 7.0%–9.5%. In determining investment options, all classes or categories of investments allowed by the Employee Retirement Income Security Act of 1974 ("ERISA") are acceptable investment choices. As directed by ERISA, no single investment will comprise more than 10.0% of assets, except for certain government backed securities.

Pension assets consist primarily of listed common stocks and U.S. government and corporate obligations. The plan held approximately 67,500 shares of our Class A common stock at July 1, 2006, with a market value of $2,316. The plan received $11 in dividends on our Class A common stock during fiscal 2007 and $5 in dividends during fiscal 2006. During Fiscal 2007, the pension plan participated in our share repurchase program and sold all of the 67,500 shares of our class A common stock for total proceeds of $2,585.

We expect to contribute $7,144 to our pension plan and $484 to the SERP in fiscal year 2008.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Plan	Supplemental Executive Retirement Plan
2008	$ 1,163	$ 484
2009	1,281	507
2010	1,415	544
2011	1,556	624
2012	1,686	658
2013 and thereafter	11,048	4,408

Union Pension Plans

Certain employees of ours are covered by union-sponsored, collectively bargained, multiemployer pension plans ("Union Plans"). We contributed and charged to expense $1,888 in fiscal 2007, $1,761 in fiscal 2006 and $1,555 in fiscal 2005 for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. We may be liable for our share of unfunded vested benefits related to the Union Plans. Information from the Union Plans' administrators is not available to permit us to determine our share of unfunded vested benefits.

401(k) Plan

All full-time nonunion employees are eligible to participate in a 401(k) plan. We match a portion of the employee's salary reduction contributions and provide investment choices for the employee. The matching contributions under the 401(k) plan, made prior to January 1, 2007 vest over a five-year employment period while matching contributions made after that date vest immediately. We made matching contributions of $5,074 in fiscal 2007, $2,047 in fiscal 2006 and $1,814 in fiscal 2005. The increase from fiscal 2006 to fiscal 2007 is the result of increased participation in the 401(k) plan due to the action taken in fiscal year 2007 to freeze the pension plans as discussed earlier.

Executive Deferred Compensation Plan

Under the Executive Deferred Compensation Plan (DEFCO plan), we match a portion of the designated employees' contributions. Our matching contributions under the DEFCO plan were $871 in fiscal 2007, $506 in fiscal 2006 and $464 in fiscal 2005. The accumulated benefit obligation of $16,740 as of June 30, 2007 and $13,021 as of July 1, 2006 is included in other noncurrent liabilities in the accompanying consolidated balance sheets. We have purchased investments, including stable income and stock index managed funds, based on investment elections made by the employees, which may be used to fund the retirement benefits. The investments are recorded at estimated fair value based on quoted market prices and are included in other assets in the accompanying consolidated balance sheets. Unrealized gains and losses are included in income on a current basis. At June 30, 2007 and July 1, 2006, the estimated fair value of the investments was $16,740 and $13,021, and the cost of the investments was $14,322 and $11,874, respectively.

9. Commitments and Contingencies

Litigation

We are involved in a variety of legal actions relating to personal injury, employment, environmental and other legal matters that arise in the normal course of business. These legal actions include lawsuits that challenge the practice of charging for certain environmental services on invoices. None of these legal actions are expected to have a material adverse effect on our results of operations or financial position.

Leases

We lease certain facilities and equipment for varying periods. Most facility leases contain renewal options from one to five years. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2007:

	Operating Leases
2008	$20,450
2009	15,756
2010	10,807
2011	7,299
2012	5,091
2013 and thereafter	3,297
Total minimum lease payments	$62,700

Total rent expense for operating leases, including those with terms of less than one year, was $31,441 in fiscal 2007, $24,319 in fiscal 2006 and $20,684 in fiscal 2005.

10. Segment Information

We have two operating segments, United States and Canada, which have been identified as components of our organization that are reviewed by our Chief Executive Officer to determine resource allocation and evaluate performance. Each operating segment derives revenues from the branded identity apparel and facility services industry, which includes garment rental and non-apparel items such as floor mats, dust mops, wiping towels, selected linen items and several restroom products. No single customer's transactions accounted for more than 1.5% of our revenues. All of our customers are in the United States or Canada.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). Corporate expenses are allocated to the segments based on segment revenue. We evaluate performance based on income from operations. Financial information by geographic location is as follows:

	United States	Canada	Elimination	Total
2007				
Revenues	**$768,990**	**$160,552**	**$ —**	**$929,542**
Income from operations	**53,499**	**25,863**	**—**	**79,362**
Interest expense	**13,778**	**123**	**—**	**13,901**
Total assets	**931,568**	**172,343**	**(112,097)**	**991,814**
Capital expenditures	**29,215**	**2,300**	**—**	**31,515**
Depreciation and amortization expense	**39,146**	**6,449**	**—**	**45,595**
Income tax expense	**12,543**	**9,728**	**—**	**22,271**
2006				
Revenues	$ 728,434	$ 152,409	$ —	$ 880,843
Income from operations	48,925	25,938	—	74,863
Interest expense	13,186	40	—	13,226
Total assets	894,663	172,629	(116,200)	951,092
Capital expenditures	29,260	2,708	—	31,968
Depreciation and amortization expense	37,196	6,067	—	43,263
Income tax expense	10,147	9,639	—	19,786
2005				
Revenues	$ 663,000	$ 125,775	$ —	$ 788,775
Income from operations	48,363	24,303	—	72,666
Interest expense	11,328	10	—	11,338
Total assets	859,349	147,586	(103,766)	903,169
Capital expenditures	15,698	3,710	—	19,408
Depreciation and amortization expense	36,064	5,479	—	41,543
Income tax expense	17,671	5,478	—	23,149

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2007. Based on that evaluation, the chief executive officer and the chief financial officer concluded that our disclosure controls and procedures are effective in recording, processing, summarizing and timely reporting information required to be disclosed in the reports that we file or submit under the Exchange Act.

Management's Annual Report on Internal Control over Financial Reporting

The report of management required under this Item 9A is contained in Item 8 of this Annual Report on Form 10-K under the caption "Management's Report on Internal Control over Financial Reporting."

Attestation Report of Registered Public Accounting Firm

The attestation report required under this Item 9A is contained in Item 8 of this Annual Report on Form 10-K under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Controls

There were no changes in our internal controls over financial reporting during the fourth quarter of fiscal 2007 that have materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information

None.

Part Three

Item 10. Directors, Executive Officers and Corporate Governance

Reference is made to information with respect to our Proxy Statement for the fiscal year 2007 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 11. Executive Compensation

Reference is made to information with respect to our Proxy Statement for the fiscal year 2007 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to information with respect to our Proxy Statement for the fiscal year 2007 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

Reference is made to information with respect to our Proxy Statement for the fiscal year 2007 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 14. Principal Accountant Fees and Services

Reference is made to information with respect to our Proxy Statement for the fiscal year 2007 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.



Part Four

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this report:

(1) *Financial Statements*

The consolidated financial statements of the Registrant are set forth in Item 8 of Part II of this report.

(2) *Financial Statement Schedules*

All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted as not required or not applicable, or the information has been included elsewhere by reference in the financial statements and related notes, except for Schedule II, which is included as Exhibit 99.1 to this Form 10-K, as filed with the SEC.

(3) *Exhibits*

The following exhibits, as required by Item 601 of Regulation S-K are filed as a part of this report:

3(a) Articles of Amendment and Restatement of the Registrant, as filed with the Secretary of State of Minnesota (incorporated herein by reference to Exhibit 3(i) to the Registrant's Form 10-Q filed November 13, 2001).

3(b) Amended and Restated Bylaws of the Registrant (incorporated herein by reference to the Registrant's Form 10-Q filed February 2, 2007).**

3(c) Form of share-based compensation agreement.

4(a) Rights Agreement, dated as of September 17, 2001, by and between G&K Services, Inc. and Wells Fargo Bank Minnesota, National Association (incorporated by reference to the Registrant's Form 8-K filing dated September 19, 2001).

10(a) 1989 Stock Option and Compensation Plan, as amended on October 30, 1997 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A, exhibit A, filed on October 8, 1997).**

10(b) Amended and Restated 1996 Director Stock Option Plan, as amended March 10, 2004 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A filed on October 12, 2005).

10(c) 1998 Stock Option and Compensation Plan, as amended November 7, 2002 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A, exhibit A, filed on September 26, 2002).**

10(d) Form of Change of Control Agreement between Registrant and each of Robert G. Wood and Jeffrey L. Wright, dated February 24, 1999 (incorporated herein by reference to the Registrant's Form 10-Q filed May 11, 1999).**

10(e) Note Purchase Agreement dated July 20, 2000 among G&K Services, Inc. and various institutional investors (incorporated herein by reference to the Registrant's Form 10-K filed September 28, 2000).

10(f) Form of Executive Employment Agreement between Registrant and each of Robert G. Wood and Jeffrey L. Wright, dated January 1, 2001 (incorporated herein by reference to the Registrant's Form 10-K filed September 27, 2001).**

10(g) Credit Agreement, dated June 25, 2002, by and among the Registrant, G&K Services Canada, Inc., Bank One N.A., Wachovia Bank, National Association, Wachovia Securities, Inc. (f/k/a First Union Securities, Inc.), Banc One Capital Markets, Inc. and various lenders (incorporated herein by reference to Exhibit 10(m) to the Registrant's Form 10-K filed September 26, 2002).

10(h) Executive Employment Agreement between Registrant and Richard L. Marcantonio, dated June 25, 2002 (incorporated herein by reference to Exhibit 10(n) to the Registrant's Form 10-K filed September 26, 2002).**

10(i) Promissory Note of Richard L. Marcantonio dated July 26, 2002 and payable to the Registrant (incorporated herein by reference to Registrant's Form 10-Q filed November 12, 2002).**

10(j) Stock Pledge Agreement dated as of July 26, 2002, by and between the Registrant and Richard L. Marcantonio (incorporated herein by reference to Registrant's Form 10-Q filed November 12, 2002).**

10(k) Change of Control Agreement between Registrant and Richard L. Marcantonio dated November 12, 2002 (incorporated herein by reference to Registrant's Form 10-Q filed May 13, 2003).**

10(l) First Amendment, dated December 17, 2003 to Credit Agreement dated June 25, 2002, among the Registrant, G&K Services Canada, Inc., Bank One, N.A., Wachovia Bank, National Association, Wachovia Securities, Inc., Banc One Capital Markets, Inc. and various lenders (incorporated herein by reference to Registrant's Form 10-Q filed February 5, 2004).

10(m) Executive Employment Agreement between Registrant and David F. Fisher, dated May 10, 2004 (incorporated herein by reference to Registrant's Form 10-K filed September 16, 2004).**

10(n) Loan Agreement dated November 17, 2004 among G&K Services, Inc., and its subsidiaries, Three Pillars Funding LLC and Sun Trust Capital Markets, Inc. (incorporated herein by reference to Registrant's Form 10-Q filed February 8, 2005).

10(o) Loan Agreement dated June 30, 2005 among G&K Services, Inc. and various institutional investors (incorporated by reference to Registrant's Form 10-K filed September 15, 2005).

10(p) Form of Executive Employment Agreement between Registrant and David Miller, dated December 19, 2005 (incorporated herein by reference to the Registrant's Form 10-Q filed February 3, 2006).**

10(q) Third Amendment, dated June 2, 2006 to Loan Agreement dated November 17, 2004, among the Registrant, Three Pillars Funding LLC and Sun Trust Capital Markets, Inc.

10(r) Form of Executive Employment Agreement between Registrant and Richard L. Marcantonio, dated December 22, 2006 (incorporated herein by reference to the Registrant's Form 10-Q filed February 2, 2007).**

10(s) Form of Executive Employment Agreement between Registrant and each of David F. Fisher, David Miller, Douglas Milroy, and Robert Wood, dated March 1, 2007 (incorporated herein by reference to the Registrant's Form 8-K filed March 19, 2007).**

10(t) 2006 Equity incentive plan (incorporated herein by reference to the Registrant's Form 10-Q filed February 2, 2007).**

10(u) Fourth Amendment, dated November 15, 2006 to Loan Agreement dated November 17, 2004, among the Registrant, Three Pillars Funding LLC and Sun Trust Capital Markets, Inc.*

10(v) First Amendment, dated May 30, 2007 to Loan Agreement dated August 31, 2005, among the Registrant, JP Morgan Chase Bank, N.A.*

21 Subsidiaries of G&K Services, Inc.*

23 Consent of Independent Registered Public Accounting Firm.*

24 Power of Attorney dated as of August 23, 2007.*

31.1 Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-15(e)/15d-15(e) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2 Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-15(e)/15d-15(e) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1 *Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as* adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

99.1 Report of Ernst & Young LLP, Independent Registered Public Accounting Firm and Schedule II.*

Footnotes:

*Filed herewith

**Compensatory plan or arrangement

(b) Exhibits

See exhibits listed under Item 15(a)(3).

(c) Financial Statement Schedules

See the financial statement schedules listed under Item 15(a)(2).

Signatures

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 29, 2007

G&K SERVICES, INC.
(Registrant)

By: /s/ Richard L. Marcantonio

Richard L. Marcantonio,
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Jeffrey L. Wright

Jeffrey L. Wright,
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

By: /s/ Thomas J. Dietz

Thomas J. Dietz,
Vice President and Controller
(Principal Accounting Officer)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below on the 29th day of August, 2007, by the following persons in the capacity indicated:

Signature	Title
/s/ Richard L. Marcantonio Richard L. Marcantonio	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) and Director
* Michael G. Allen	Director
* Paul Baszucki	Director
* John S. Bronson	Director
* J. Patrick Doyle	Director
* Wayne M. Fortun	Director
* Ernest J. Mrozek	Director
* M. Lenny Pippin	Director
* Alice M. Richter	Director

*By: /s/ Richard L. Marcantonio

Richard L. Marcantonio
Attorney-in-fact

EXECUTIVE MANAGEMENT TEAM

Richard L. Marcantonio
Chairman of the Board and Chief Executive Officer

Damian J. Luna
Senior Vice President, Sales

David M. Miller
President, U.S. Rental Operations

Douglas A. Milroy
President, Direct Purchase and Business Development

Jacqueline T. Punch
Senior Vice President, Human Resources

Richard J. Stutz
Senior Vice President, Operations and Sourcing

John P. (Scott) Wallace
Senior Vice President, Marketing

Robert G. Wood
President, G&K Services Canada, Inc.

Jeffrey L. Wright
Senior Vice President and Chief Financial Officer

BOARD OF DIRECTORS

Richard L. Marcantonio
Chairman of the Board and Chief Executive Officer

Michael G. Allen
Founder, Chairman
Michael Allen Company

Paul Baszucki
Retired, Chairman of the Board
Norstan, Inc.

John S. Bronson
Former Senior Vice President, Human Resources
Williams-Sonoma, Inc.

J. Patrick Doyle
President, Domino's U.S.A.
Domino's Pizza, Inc.

Wayne M. Fortun
President and Chief Executive Officer
Hutchinson Technology, Inc.

Ernest J. Mrozek
Vice Chairman
The ServiceMaster Company

M. Lenny Pippin
President and Chief Executive Officer
Schwan Food Company

Alice M. Richter
Retired, Partner
KPMG LLP

CORPORATE ADDRESS

G&K Services, Inc.
5995 Opus Parkway
Minnetonka, Minnesota 55343
(952) 912-5500
www.gkservices.com

COMMON STOCK

The common stock of G&K Services, Inc., trades on the Global Select Market of the NASDAQ Stock Market LLC under the symbol GKSR.

ANNUAL MEETING

Our annual shareholders' meeting will be held at the Marquette Hotel, 710 Marquette Avenue, Universe Meeting Room, Minneapolis, Minnesota, on Thursday, November 15th, 2007 at 10:00 a.m. Central Standard Time.

INDEPENDENT AUDITORS

Ernst & Young LLP
Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank Minnesota, N.A.
St. Paul, Minnesota
(800) 468-9716

INVESTOR INQUIRIES

To receive an Annual Report on Form 10-K or additional financial information, contact Glenn Stolt, Vice President and Treasurer, or Shayn Carlson, Director of Investor Relations, at the corporate address, phone number or web site.


G&K SERVICES

G&K Services, Inc.
5995 Opus Parkway
Minnetonka, Minnesota 55343
(952) 912-5500
www.gkservices.com


END